NO ACT

10
1-4-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010796

March 16, 2010

Timothy P. O'Grady
Vice President, Legal and
Assistant Corporate Secretary
Sprint Nextel Corporation
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-10

Re: Sprint Nextel Corporation
Incoming letter received January 4, 2010

Dear Mr. O'Grady:

This is in response to a letter we received from you on January 4, 2010 and your letter dated January 26, 2010 concerning the shareholder proposal submitted to Sprint Nextel by Jack R. T. Jordan. We also have received letters from the proponent dated January 12, 2010, January 19, 2010, January 26, 2010, February 9, 2010, February 23, 2010 and March 16, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

We note that you have requested confidential treatment with respect to the correspondence submitted by the proponent. Please note that under Part 200.82 of Title 17 of the Code of Federal Regulations, all materials submitted pursuant to rule 14a-8(d) (the predecessor of current rule 14a-8(j)) are publicly available. Accordingly, we can find no basis for granting your request for confidential treatment.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jack R. T. Jordan

FISMA & OMB Memorandum M-07-16

March 16, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sprint Nextel Corporation
Incoming letter received January 4, 2010

The proposal requests that the board cause Sprint Nextel to explain why it has failed to adopt an ethics code that is reasonably designed to deter wrongdoing by its CEO and to promote ethical conduct, securities laws compliance, and accountability for adherence to the ethics code by the CEO.

There appears to be some basis for your view that Sprint Nextel may exclude the proposal under rule 14a-8(i)(7), as relating to Sprint Nextel's ordinary business operations. Proposals that concern adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Sprint Nextel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Sprint Nextel relies.

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Jack Jordan

FISMA & OMB Memorandum M-07-16

March 16, 2010

Via email to shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: No-Action Letter Request Dated January 4, 2010 (the "2010 NAL Request") by Sprint Nextel Corporation (the "Company") Regarding the 2009 Proposal

Dear Sir or Madam:

I am writing this fourth letter in further support of my request that you deny the 2010 NAL Request and to defend myself against the false and misleading statements made therein directly or indirectly regarding my conduct.

In addition to the captioned document, reference is made to the following:

- the shareholder proposal initially submitted by me on November 24, 2009 and resubmitted on December 14, 2009 (the "2009 Proposal");
- the Company's no-action letter requests dated January 4, 2010 (the "2010 NAL Request") and December 23, 2005 (the "2005 NAL Request");
- the letters dated January 19, January 26 and February 23, 2010 from me to the SEC in response to the 2010 NAL Request; and
- the memorandum dated March 3, 2005 from me to Sprint's Board, attached as Exhibit C to my February 23 letter.

The Company has misrepresented to the SEC that the law firm of Davis, Polk & Wardwell LLP "was engaged to perform a **full** investigation of Mr. Jordan's allegations." 2010 NAL Request at 2; 2005 NAL Request at 3 (emphasis added). The Company also misrepresented to the SEC that Davis Polk "conducted a **thorough** evaluation of the issues in question." 2010 NAL Request at 7 (emphasis added).

The following information is submitted in addition to my previous analysis of Sprint's use of Davis Polk and the conduct of Davis Polk attorneys.

See my January 26 letter at 4-6. The following facts and analysis show that Sprint's use of Davis Polk in early 2005 was intended to thwart, not ensure compliance with, Sprint's internal controls.

In February and March 2005, I repeatedly asked Mr. Forsee and Mr. Gerke to give me information regarding executive officers' 2003 relocation-related transactions. *See, e.g.*, the e-mails in February 2005 from me to Mr. Gerke and Mr. Forsee, attached as Exhibits C and E to my March 3, 2005 memo to Sprint's Board. In February through April, also repeatedly asked Mr. Gerke and Mr. Forsee to correct any errors that were included in any statements of fact or analysis by me relating to those issues, including the retaliation to which I was being subjected.

Under Sprint's *Disclosure Controls and Procedures* and Sprint's ethics code, Mr. Gerke and Mr. Forsee were required to provide the information that I had requested. However, instead of doing so, Mr. Gerke and Mr. Forsee used Mr. Rice, the Chairman of the Board's Audit Committee who was retiring in 2005, to have Davis Polk "investigate" the issues I had raised.[1] Mr. Gerke and Mr. Forsee caused me to be excluded from addressing this issue and they replaced me with Davis Polk precisely because of my knowledge of the underlying issues and my independence of thought.[2]

Under Sprint's *Disclosure Controls and Procedures*, I was identified **by name** as a member of the Drafting Team for Sprint's proxy statements. *Id.* at 3, Section 5. *See also id.* at 20 (instructions from Claudia Toussaint to certifying officers). Sprint's *Disclosure Controls and Procedures* clarified that, "an employee's failure to **fully disclose** information **or** to respond **fully, accurately, and in a timely manner** to a request of the **Drafting Team** ... for information while they are performing their duties under these procedures **is [] a misrepresentation of financial or non-financial information** and **will be subject to discipline** accordingly." *Id.*, at 2, Section 3 *(emphasis added)*. Sprint's *Disclosure Controls and Procedures* also required Ms. Toussaint, Mr. Gerke and Mr. Forsee to "read the draft report to **make certain** that the wording **fully, fairly, and completely** describes the matter being disclosed and does not omit to state any other information required to make those matters disclosed **not misleading.**" *Id* at 6, Section 11. *See also id.* at 5-6, Section 10, and Attachment F, *Certifying Officer Back-Up Letters*, 1st bullet point.

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[1] As I mentioned in my March 3, 2005 memo to Sprint's Board at page 8 and fn. 18, Mr. Forsee and Mr. Gerke were using Mr. Rice to accomplish their illicit purposes in a manner that was similar to the manner in which they had previously used Mr. Turley, the Chairman of the Board's Compensation Committee who was retiring in 2004. As discussed below and in my March 3 memo, Mr. Forsee and other officers of Sprint compromised the independence of Mr. Turley by causing him to collude with Sprint management in making unauthorized edits to the Report of the Compensation Committee of Sprint's Board for the 2004 proxy statement. *See also id.* at fn. 15.

[2] This is similar to the manner in which (i) Ms. Toussaint excluded me in 2004 and replaced me with Tim O'Grady and (ii) Mr. Forsee, Mr. Gerke and Ms. Toussaint excluded Mr. Storch, who would become the Chairman of the Compensation Committee in 2005, from consideration of the edits to the Compensation Committee Report. *See, e.g.*, the discussions in my January 19 letter at 5 (re: Mr. O'Grady) and in my March 3, 2005 memo to Sprint's Board at 3 (re: exclusion of Mr. Storch).

Mr. Forsee knew of the legal requirement to disclose any direct or indirect transaction or series of transactions with Sprint that amounted to more than $60,000 and in which he had a material interest. Mr. Forsee knew that he was required to provide information regarding such transactions in response to Sprint's annual officer questionnaires in January 2004 and 2005. *See, e.g.*, Questions 17, 18, 21(d), 30 and 31 and Forsee's certification that his responses were correct and complete in Forsee's 2004 Annual Officer Questionnaire.

Knowing of the requirements of Sprint's *Disclosure Controls and Procedures*, SEC rules and regulations, and securities laws, Mr. Forsee concealed from me his relocation-related transactions with Sprint. Each denial of information or obstruction by Mr. Forsee or Mr. Gerke of my efforts to obtain information for Sprint's 2005 joint proxy statement/prospectus was a violation of both Sprint's *Disclosure Controls and Procedures* and Sprint's ethics code.

On April 6, 2005, Jill Ferrel, VP of the Labor & Employment Group of Sprint's Law Department, sent me an email in which she asked me to forward to her any evidence that showed that before February 9, 2005 I had raised the issue of problems with Sprint's disclosures of executive officers' 2003 relocation-related transactions. In her email, Ms. Ferrel clearly was attempting to ascertain the extent of any evidence **that I possessed** regarding this issue.

I was shocked and alarmed by Ms. Ferrel's request. It implied that Sprint officers intended to knowingly falsely deny that in January and February 2004 I repeatedly had raised the issue of problems with Sprint's pending disclosures of executive officers' 2003 relocation-related transactions. The following facts made this particularly alarming. First and foremost, Ms. Toussaint, Mr. Gerke, and Mr. O'Grady personally knew that I had raised those particular issues in 2004. *See, e.g.*, my January 19 letter at 4-6. Second, Sprint possessed ample documentary evidence to show exactly what Ms. Ferrel was asking me to prove. That evidence includes, but is hardly limited to, the emails and memo that I included in Exhibits A and B to my February 23 letter. Third, in an email dated March 18, 2005, Mr. Gerke had misled me to believe that Davis Polk already had "conducted a **full and complete** investigation" of this very issue.

As a consequence of the foregoing, I respectfully submit that Ms. Ferrel's April 6 email should be seen as nothing less than an admission by Sprint that Ms. Toussaint concealed from Davis Polk and Sprint's Board the very material fact that I had repeatedly raised with her in January and February 2004 the issue of the adequacy and propriety of Sprint's pending disclosures of executive officers' 2003 relocation-related transactions. I further respectfully submit that Ms. Ferrel's April 6 email also should be seen as an indication that Ms. Toussaint, Mr. Gerke and Mr. Forsee concealed and made material misrepresentations about other facts that were material to Davis Polk's investigation of this matter. I certainly saw it that way, and I promptly informed Mr. Gerke the following day. Ms. Ferrel's April 6 email also stands as compelling evidence of the very limited scope of Davis Polk's investigation, and this is further established by the following.

On April 7, 2005, I asked Mr. Gerke to show that he had responded appropriately under the Part 205 rules to my reports of Mr. Forsee's, Mr. Gerke's and Ms. Toussaint's violations of their fiduciary duties, Sprint's *Disclosure Controls and Procedures*, SEC rules and regulations, and securities laws. On April 8, 2005, Mr. Gerke forwarded to me his remarkably inadequate response.

Regarding the 2004 failure and the 2005 attempts to cause Sprint to fail to disclose executive officers' 2003 relocation-related transactions, Mr. Gerke responded on April 8 by referring exclusively to Sprint's disclosures of such transactions in its 2005 joint proxy statement/prospectus. As in the 2010 NAL Request and in the Management Response at issue here, Mr. Gerke failed to address the actions of the Sprint officers involved in those disclosure violations. Mr. Gerke's April 8 response thus implied that Davis Polk had not even investigated the extent to which Mr. Forsee, Mr. Gerke and Ms. Toussaint had violated Sprint's ethics code and *Disclosure Controls and Procedures*, SEC rules and regulations, and securities laws.[3]

In his April 8 response, Mr. Gerke also provided an explicit example of how Sprint was using Davis Polk to cover up rather than investigate the misconduct of Sprint's officers and directors. The last paragraph of Mr. Gerke's April 8 response addressed an issue that I reported to him on February 9, 2005 and to Sprint's Board on March 3, 2005 regarding the manner in which certain edits were made to the Report of the Compensation Committee of Sprint's Board for inclusion in Sprint's 2004 proxy statement. *See, e.g.*, my March 3, 2005 memo to Sprint's Board at 2-3 and the emails attached thereto as Exhibits A, B, and D.

Exhibit A to my March 3 memo was an e-mail dated March 5, 2004 from Ms. Toussaint to Mr. Forsee, with a copy to Mr. Gerke and Ned Holland, Sprint VP of Human Resources, *inter alia*. In that email Ms. Toussaint clearly stated (with emphasis added by me) that Ms. Toussaint, Mr. Gerke and Mr. Holland believed that any **substantive** changes to the Compensation Committee Report required the approval of the entire Compensation Committee, and only **non-substantive** changes could be approved by the committee chairman, Stew Turley:

> If we want to **make that change**, Ned would need to review it with Stew because it is a change to the Comp Committee report that the Committee approved in early February, subject to Stew agreeing to **non-substantive** changes. **Tom, Ned and I believe** that the proposed change qualifies as a **non-substantive change. In the unlikely event that Stew [Turley] does not agree, this would require another Comp Committee meeting ...**

As it turned out, Mr. Forsee, Mr. Gerke, Mr. Holland and Ms. Toussaint did not merely violate their duty of loyalty to Sprint by falsely representing to Sprint Board members Mr. Forsee and Mr. Turley that the proposed changes were "non-substantive." According to Davis Polk's own analysis, they also violated their duty of care by applying

[3] This fact is further evidenced by the candid admission to this effect in Mr. Gerke's response on April 29, 2005, as discussed below on page 6.

the wrong standard. As Mr. Gerke's April 8 response made clear, the standard they should have applied was whether the proposed changes were "nonmaterial." Also according to Davis Polk, that mistake made all the difference in determining whether a breach of fiduciary duties had occurred.

More to the point here, in Mr. Gerke's April 8 response, he revealed that Sprint directed Davis Polk's investigation toward **disproving my allegations** rather than toward **investigating the misconduct** of Sprint's officers and directors. Taking that approach, Davis Polk was able to "disagree" with **my allegations** because they referred to an incorrect standard:

> **Mr. Jordan alleged** that certain changes to the report ... **were "substantive,"** and therefore required full Committee consideration. Davis Polk found that ... the Committee [had] delegated to Mr. Turley the authority to approve, on behalf of the Committee, additional "nonmaterial" changes to the draft. **Thus, whether the changes were "substantive" was never a relevant standard**. Davis Polk found that the **conclusion** that the changes ... were **immaterial** to the draft and thus could be approved by Mr. Turley alone, was reasonable. **Davis Polk disagreed with the allegation** that there were breaches of fiduciary duty with respect to the Compensation Committee report, and no further action was recommended or taken with regard to this matter.

Mr. Gerke's response on April 8, 2005 (emphasis added).

It is telling that Davis Polk refrained from expressly stating that no fiduciary duties were breached. Instead, Davis Polk artfully stated above that it "disagreed with [my] allegation." I respectfully submit that the following analysis establishes that the last paragraph of Mr. Gerke's April 8 response shows beyond doubt that Davis Polk's real objective was to disprove **my allegations,** standing alone, rather than to investigate the **violations** I had reported.

As I subsequently reported to Sprint's Board, the superficial analysis applied by Davis Polk was hardly sufficient to address the evidence from Ms. Toussaint's own email that Sprint officers and directors did violate their fiduciary duties of loyalty and care to Sprint. *See, e.g.,* my memorandum dated May 10, 2005 to Sprint's Board at 1-2 (Section 1), attached as Exhibit B to the letter dated March 12, 2010 from me to the SEC staff. As Ms. Toussaint's email above clearly established, all officers and directors involved made the determination that the proposed edits were "non-substantive." Thus, Davis Polk's (and Mr. Gerke's) claim, above, that "whether the changes were 'substantive' was **never** a relevant standard" is plainly false.

"Davis Polk [also] found that the **conclusion** that the changes ... were **immaterial** to the draft and thus could be approved by Mr. Turley alone, was reasonable." Mr. Gerke's April 8 response (emphasis added). However, that finding relies on the false premise that any such conclusion was reached. In fact, no such conclusion was reached in 2004 because, as established above, everyone concerned applied the "non-substantive" standard.

On April 29, 2005, Mr. Gerke provided further evidence that Davis Polk was being used to refute my allegations rather than to investigate the issues I had reported. On April 25, 2005, I reported to Mr. Gerke my conclusion that he had not adequately responded to my earlier reports under the Part 205 rules, and I reported evidence of additional violations.

In his response on April 29, Mr. Gerke candidly admitted that Davis Polk limited its investigation to merely reviewing my allegations:

> Davis Polk & Wardwell **reviewed your allegations** .... Davis Polk **concluded that**, as to your more recent communications, **no further inquiry under Section 307 is necessary or appropriate**. Further, Davis Polk did not make any additional remedial recommendations.

Mr. Gerke then further clarified that he was relying entirely on **Davis Polk's** review of **my allegations** to support his own conclusion that no material violation had occurred, was ongoing, or was about to occur: "[i]t is **on the basis of the foregoing** that I have determined that no material violation has occurred, is ongoing, or is about to occur." *Id.* Mr. Gerke thus absolved himself of all responsibility for performing his own analysis of the issues I had reported, including by taking into account his, Ms. Toussaint's and Mr. Forsee's **personal** participation in and knowledge of the violations I had reported. I respectfully submit that such an approach does not comply with the obligations of a general counsel under the Part 205 rules.

I note that the Management Response that Sprint Nextel forwarded to me on February 26, 2010 acknowledges the truth of the analysis set forth above. In the first sentence of the Management Response, Sprint Nextel revealed that, in fact, Davis Polk's investigation was limited to reviewing "certain **allegations** made by" me. Apparently, the Company took greater care in drafting its Management Response, presumably because it was prepared for inclusion in the Company's 2010 proxy statement, as a consequence of which, it would expose the Company to liability for making false and misleading statements.

In the end, I would think the question of the scope of Davis Polk's investigation could be addressed dispositively by examining the actual report issued by Davis Polk. Surely Davis Polk delineated the very limited scope of its investigation at the beginning of its written report, just as any firm normally would do in rendering a written opinion.

The Company also repeatedly misrepresented that Davis Polk acted as if it were "independent" in its investigation of my allegations. 2010 NAL Request at 2 and 7. I know of no objective standards against which to weigh an assertion that outside counsel is independent. However, several factors weigh against finding that Davis Polk was independent or acted independently. Davis Polk had a long-standing relationship with Sprint's Board as outside counsel to Sprint's Board. Mr. Forsee had been and would continue to be the Chairman of the Board. Yet, Mr. Forsee's misconduct was at the very center of my allegations. I also previously listed eight factors that serve to show that Davis Polk's investigation did not proceed with any true independence. *See* my January 26 letter at 4-6.

I respectfully submit that Sprint Nextel's characterization of Davis Polk as "independent" is misleading inasmuch it leads shareholders to believe that Davis Polk acted independently and truly investigated the actual **violations** that I reported. The foregoing analysis shows that the 2010 NAL Request fails to disclose the material fact that Davis Polk limited its investigations to attempting to disprove my "allegations" rather than attempting to truly investigate the violations I had identified. In fact, the scope of Davis Polk's investigation was carefully limited, presumably so that it did not in any way impact the representations and warranties in the Sprint-Nextel merger agreement or upset the pending merger. *See, e.g.*, Agreement and Plan of Merger dated December 15, 2004, attached to the last Form 425 filed on December 15, 2004, Sections 3.5 (SEC filings), 3.12 (internal controls), 3.13 (compliance with laws), and 7.2(a) (conditions to closing on August 12, 2005).[4]

For the further reasons set forth above, I respectfully submit that the SEC staff should deny the Company's 2010 NAL Request. I further respectfully request that the SEC staff take any further actions that are appropriate in light of the information and analysis that have been provided above.

If any additional information might be useful to you, please do not hesitate to contact me.

Sincerely,



cc: Charles Wunsch, General Counsel, Sprint Nextel Corp
Eugene Scalia, who represents Ms. Toussaint, Mr. Gerke, Mr. Forsee, and Mr. Kennedy, in addition to Sprint Nextel Corp.

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[4] For example, the Company was required to disclose waivers from the ethics code within four business days either on a Form 8-K or on the Company's web site. *See* Form 8-K, General Instruction B.1 and Item 5.05.

Jack Jordan

FISMA & OMB Memorandum M-07-16

February 23, 2010

Via email to shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: No-Action Letter Request Dated January 4, 2010 (the "2010 NAL Request") by Sprint Nextel Corporation (the "Company") Regarding the 2009 Proposal

Dear Sir or Madam:

I am writing this third letter in further support of my request that you deny the 2010 NAL Request and to defend myself against the false and misleading statements made therein directly or indirectly regarding my conduct. In addition to the captioned document, reference is made to the following documents:

- the shareholder proposal initially submitted by me on November 24, 2009 and resubmitted on December 14, 2009 (the "2009 Proposal");
- the Company's no-action letter request dated December 23, 2005 (the "2005 NAL Request"); and
- the letters dated January 19 and 26, 2010 from me to the SEC in response to the 2010 NAL Request.

In my January 19 and 26 letters to the SEC, I addressed the fact that the Company had made the following false and misleading statements, which misrepresented and concealed very material information from the SEC staff. First, the Company misrepresented that it was not until after "December 2004 … [that] Mr. Jordan began elevating concerns with aspects of the Company's 2004 proxy statement [regarding the failure to adequately disclose relocation-related transactions and benefits of executive officers] …." 2005 NAL Request at 2; 2010 NAL Request at 2. Second, the Company misrepresented that the disclosure violations in 2004 regarding executive officers' relocation-related benefits and transactions were "inadvertent." 2005 NAL Request at 5; 2010 NAL Request at 7.

Attached hereto as **Exhibit A** are e-mails that I sent and received in January 2004. Those emails show that, as I described in my January 19 Letter to the SEC, I began raising concerns with the adequacy of disclosure of executive officers' 2003 relocation-related transactions and benefits in January 2004 and those issues were very much in the eye of Mr. O'Grady and Ms. Toussaint. When I began raising these issues in January 2004, Mr. O'Grady was far senior to me both in experience as a securities lawyer and as a Sprint employee. Ms. Toussaint was then Sprint's Corporate Secretary and my immediate supervisor.

Attached hereto as **Exhibit B** is a memorandum dated February 18, 2004 to Ms. Toussaint from the law firm of Stinson Morrison Hecker LLP.[1] That memorandum conclusively shows that Ms. Toussaint was focusing so intently on the existence of relocation-related transactions with executive officers that she went to the fairly uncommon length of requesting a written opinion from outside counsel regarding relocation-related loans. This all occurred at the precise time that Ms. Toussaint, Mr. O'Grady and I were finalizing Sprint's 2004 proxy statement disclosures regarding transactions between executive officers and Sprint.[2] As I described in my January 19 letter to the SEC, Ms. Toussaint had requested the attached written opinion from outside counsel shortly before my conversation with her and Mr. O'Grady on February 6, 2004. That particular conversation occurred at the time that I was preparing, under Ms. Toussaint's oversight, what was expected to be the final or very nearly final version of Sprint's disclosures regarding transactions with executive officers. That version was to be submitted to the Nominating and Corporate Governance Committee of Sprint's Board of Directors on or about February 9, 2004. Ms. Toussaint undeniably received the attached memorandum on or about February 18, 2004. The timing of Ms. Toussaint's request for and receipt of the attached memorandum shows that Ms. Toussaint was keenly interested in and aware of the existence of relocation-related loans to executive officers at the very time that Sprint's disclosures regarding transactions with executive officers was supposed to have been finalized, but well before Sprint's proxy statement was sent to the printer on or about March 8, 2004. Ms. Toussaint also was very much aware of the requirement under Item 404 of Regulation S-K that transactions, including loans, in excess of $60,000 were required to be disclosed. Thus, it is highly implausible that the failure to disclose those loans was "inadvertent" as claimed in the 2005 and 2010 NAL Requests.[3]

In addition to the Company's other false and misleading statements and its misrepresentation and concealment of material information from the SEC staff, the Company also misrepresented that, "[r]epeatedly, Mr. Jordan raised issues associated

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[1] The fact that I was copied on that e-mail stands as an acknowledgment that I had raised the issue of the relocation-related loans. Otherwise, there would have been no reason to copy me on that memorandum because ensuring compliance with SOX Section 402 was Mr. O'Grady's responsibility, not mine.

[2] As I described in my January 19 letter to the SEC, on February 6, 2004 Ms. Toussaint told me she had recently re-assigned to Mr. O'Grady the responsibility for disclosures of executive officers' 2003 relocation-related transactions.

[3] In February 2005, a partner at the law firm of Davis Polk admitted to me during the course of Davis Polk's investigation that he and the Company's officers already were aware of the attached memorandum from Stinson, Morrison, Hecker, LLP.

with the proxy statement in conjunction with the assurances he sought regarding his employment concerns." 2010 NAL Request at 2; 2005 NAL Request at 2. As I addressed in my January 19 letter to the SEC, the Company also falsely claimed that I was attempting to use my reports in February and March 2005 to extract "financial concessions" from the Company.

Attached hereto as **Exhibit C** is the memorandum dated March 3, 2005 from me to Sprint's entire Board of Directors. Attached as exhibits C, D and E to that memorandum are e-mails in February 2005 from me to Mr. Gerke, then Sprint's General Counsel, and Mr. Forsee, then Sprint's CEO. Those documents show that the Company misrepresented and concealed very material facts from the SEC in describing the nature and tenor of my reports to the Company's management and Board in February and March 2005. Far from seeking any financial concessions or assurances about my employment concerns, I clearly was focused on addressing (i) the accuracy of the disclosures that the Company was preparing to include in Sprint's 2005 Joint Proxy Statement/Prospectus and (ii) the fact that Sprint's CEO and General Counsel were actively concealing information that was required to be included in Sprint's 2005 Joint Proxy Statement/Prospectus. Although I did not know it at the time, the information that Sprint's CEO and General Counsel were concealing included payments in 2003 of more than $4 million to the CEO, Mr. Forsee, and his Chief Staff Officer, Mr. Hawthorne.[4]

As a result of the foregoing evidence and in light of the following actions by the Company, I am compelled to believe that officers of the Company knowingly made false and misleading statements and misrepresented and concealed material information from the SEC staff in connection with the 2005 and 2010 NAL Requests **because** they believed they could do so with absolute impunity. First, for years, including in connection with the 2005 NAL Request, attorneys representing the Company, including Eugene Scalia, at Gibson, Dunn & Crutcher, LLP, and Mark Hinderks at Stinson Morrison Hecker LLP, have repeatedly held over me the threat that the Company would initiate disciplinary proceedings against me if I disclosed information such as is included in the exhibits attached hereto.

Second, on February 16, 2010, Mr. Scalia filed on behalf of the Company and certain former officers of and outside counsel for the Company a brief in the ongoing DOL proceedings to which the Company has claimed that the 2009 Proposal is related. Obviously, they cannot deny that they made or caused to be made statements that were false and misleading and misrepresented and concealed material information from the SEC staff. Instead, in their brief, the Company and its former CEO, two former General Counsels, two former Corporate Secretaries, and Gibson Dunn claimed that they enjoy **absolute immunity** in connection with the false and misleading statements that they knowingly made or caused to be made to the SEC staff. The Company, Mr. Forsee, Mr.

[4] Significantly, it was not until after I forwarded my March 3, 2005 memorandum to Sprint's entire Board that Mr. Forsee and Mr. Gerke were compelled to relent in their obstruction of the disclosure of executive officers' relocation-related transactions. This fact, combined with the fact that Davis Polk was retained to investigate these matters on February 10, 2005, serves to show that Davis Polk's investigation was intended to be more a cover-up than a true investigation of the adequacy of Sprint's 2004 or 2005 disclosures.

Gerke, Ms. Toussaint and others have made the astonishing claim that "statements [they made or caused to be] made in [] proceedings such as ... the NAL request are **absolutely** protected and **cannot** be the basis for liability" for the Company or any representative who made those false and misleading statements. Respondents' Motion to Dismiss (Feb. 16, 2010) at 3 (emphasis added). They further claimed that "[u]nder settled law, governmental filings such as Sprint's ... NAL request to the SEC **cannot** be the basis for [either] liability or suit." *Id.* at 5 (emphasis added).[5] By their own admission, they believe they cannot be held accountable for what they do not deny amounted to mail fraud, wire fraud, securities fraud, and attempts to perpetrate a fraud on the SEC!

In closing, I note that I recently wrote to Mr. Wunsch to afford the Company the opportunity to either correct any misapprehensions I was laboring under or take corrective action with respect to the false and misleading statements made by the Company that have been addressed in this letter. However, the Company chose not to avail itself of that opportunity.

For the further reasons set forth above, I respectfully submit that the SEC staff should deny the Company's 2010 NAL Request. I further respectfully request that the SEC staff take any further actions that are appropriate in light of the information and analysis that have been provided above.

If any additional information might be useful to you, please do not hesitate to contact me.

Sincerely,



cc: Charles Wunsch, General Counsel, Sprint Nextel Corp
Eugene Scalia, who represents Ms. Toussaint, Mr. Gerke, Mr. Forsee, and Mr. Kennedy, in addition to Sprint Nextel Corp.

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[5] Mr. Scalia and Gibson Dunn presumably intend for their assertions to cover the false and misleading statements and the misrepresentations and concealment of material facts in Gibson Dunn's September 24, 2008 and October 3, 2008 letters to the SEC staff in Gibson Dunn's attempts to cause the SEC staff to refrain from filing an *amicus* brief in the DOL proceedings.

Jack Jordan

From: Koehler, Terry L [CC]
Sent: Sunday, January 25, 2004 3:47 PM
To: Jordan, Jack R [CC]
Cc: O'Grady, Tim P [CC]
Subject: RE: Ausley fees and officer relocations

Hi Jack,

I ran a vendor history report from Supplier Disbursements website asking for Ausley payments in 2003 (attached). It totaled $454,773. Since it is so close to Ausley's total, the difference could be when one or two payments were posted at Ausley versus at Sprint. I'd need to see a spreadsheet showing their posting of payments and check it to ours. I'm not sure how precise you need to be, but if you need me to research this further, just let me know.

I do not have information regarding payment for relocation of the executives you mentioned. I'd suggest contacting someone in HR - you could start with Phyllis Dennis. I'm not sure if she will have this info, but she can probably direct you to someone who can.

Let me know if I can be of further assistance.

Terry



Vendor History
Report_10.9.xls...

-----Original Message-----
From: Jordan, Jack R [CC]
Sent: Sunday, January 25, 2004 12:34 AM
To: Koehler, Terry L [CC]
Cc: O'Grady, Tim P [CC]
Subject: Ausley fees and officer relocations

Terry,

Thanks for the information regarding Forsee's litigation expenses.

For the proxy, we'll also need to disclose pmts to Ausley & McMullen for services rendered in 2003. Mr. Ausley reported that this amounted to $426,386. Do you agree?

In addition, regarding amounts paid for relocation of executives, did the payments for Janzen or Hawthorne exceed $60,000? Were there any relocation expenses for Esrey or LeMay?

Jack R. T. Jordan
913-794-1482 (fon)
913-523-0528 (fax)

Jack Jordan

From: Bowsher, Bob R Jr [CC]
Sent: Monday, January 26, 2004 5:41 PM
To: Jordan, Jack R [CC]
Cc: O'Grady, Tim P [CC]
Subject: RE: relocation expenses

On the Proxy worksheet and on the W-2 supplemental schedule are the relocation amounts.
When the relocation expense plus the tax gross-up allowance are combined, the total for Mr. Forsee is $136,818.77, the total for Mr. Janzen is $69,828.29, and the total for Mr. Hawthorne is $48,065.18 (W-2 supplemental schedule attached).



HAWTHORNE, BRUCE.xls

Bob Bowsher
Manager, Payroll Tax & Compliance
Phone 913-315-3611
Fax 913-523-0448
KSOPHL0202 2B750

-----Original Message-----
From: Jordan, Jack R [CC]
Sent: Monday, January 26, 2004 3:55 PM
To: Bowsher, Bob R Jr [CC]
Cc: O'Grady, Tim P [CC]
Subject: relocation expenses

Bob,

Regarding amounts paid for relocation of executives, did the payments for Forsee, Janzen or Hawthorne exceed $60,000? Were there any relocation expenses for Esrey or LeMay?

Thank you.

Jack

Jack R. T. Jordan
913-794-1482 (fon)
913-523-0528 (fax)



STINSON
MORRISON
HECKER LLP

Privileged and Confidential
Attorney/Client Communication

Memo

To: Claudia Toussaint
Tim O'Grady
Jack Jordan

From: John A. Granda
Christopher R. Jones

Date: February 18, 2004

Re: Potential Application of Section 402 of Sarbanes-Oxley to Relocation Loans

---

This memorandum addresses the application of Section 402 of the Sarbanes-Oxley Act of 2002 ("SOX Act"), which added Section 13(k) to the Securities Exchange Act of 1934 ("1934 Act"), to relocation loans made to persons who constitute executive officers under Rule 3G-7 under the 1934 Act. Section 13(k) of the 1934 Act prohibits a SEC reporting issuer, directly or indirectly, from making or arranging personal loans to its executive officers (or equivalent thereof), or directors. We understand that these relocation loans are made by a separate relocation company pursuant to a relocation program that is intended to serve Sprint's business interests, such as to facilitate the attraction of talented executives on a timely basis without having to wait for them to sell their former home.

We note that there is limited legislative history for the SOX Act because of the haste with which it was drafted and none that is available provides any direct interpretive guidance. The SEC has not issued any rules under Section 13(k), nor has it issued any interpretations of it or given any indication that it intends to do so. Without definitions of key terms such as "personal loan" and "arranging," it is necessary to use customary principles of statutory construction and thus to focus on the policies and purposes of the statutory provision to interpret its meaning. In this regard, Senator Schumer pointed to personal loans made to make stock purchases or cover margin calls as examples of the abuses sought to be prevented.[1]

We believe that a relocation loan should not be regarded as a "personal loan" because the primary purpose from Sprint's perspective is to serve Sprint's business purposes, even though there may be some ancillary personal benefit to the recipient. This construction is supported by some knowledgeable commentators on the interpretation of Section 402 of the SOX Act. For example, a recent article by some well respected attorneys stated:

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[1] 148 Cong. Rec. July 12, 2002 at §§ 6689-6690.

> Many issuers advance money so that a director or executive officer need not use personal funds for relocation costs. Many issuers will temporarily buy the director or executive officer's house at the old location to provide some liquidity while the house is on the market. It would seem reasonable to deem these extensions of credit to be "business loans" and not prohibited **"personal loans,"** especially where any personal benefit is limited and ancillary to the primary business purpose and (where appropriate) is reimbursed within a reasonable time.[2]

Similarly, in a request for guidance from the SEC on a variety of issues under Section 402 of the SOX Act, the ERISA Industry Committee[3] made the following helpful observations on why relocation loans should not be subject to that provision:

> Section 402 bars only personal loans. The text of § 402 makes it evident that Congress did not intend to bar business loans. Because companies make travel advances and relocation loans to achieve business objectives, and not to benefit employees, travel advances and relocation loans are business loans rather than personal loans.
>
> Travel advances are made to give employees the resources they need to cover the cost of traveling on company business. Relocation loans are made to give both newly-hired employees and transferred employees the resources they need to cover the cost of moving their homes and families to a home in the vicinity of the employee's new place of work. As long as the loan amount is reasonable in relation to the employee's anticipated expenses, and as long as the employee is required to document his or her expenses and to repay any unused portion of the advance within a period of time that is consistent with the purpose of the advance, § 402 should not be interpreted to prohibit the advance.
>
> In some cases, relocation loans include a "bridge loan" that allows an employee to purchase a home in a new location before selling the employee's house in his or her old location or to allow the employee to adjust to the higher cost of living in the new location. As long as the loan is limited to the amount required to serve its purpose, is made for a short term, is repaid promptly, and is reasonably designed to enable the employee to adjust to his or her new circumstances, the loan should not be treated as a "personal loan" for purposes of § 402. Like other loans that serve bona fide business purposes, short-term bridge loans made to facilitate

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[2] Lybecker, White and Shelton, Section 402 of the Sarbanes-Oxley Act: The Devil May Have Been the Draftsman, The Wall Street Lawyer, 6 N.5 GLWSLAW 1 (Oct. 2002).

[3] This Committee is a nonprofit association representing the welfare benefit plans of America's largest employers. Based on our review of the SEC website, it does not appear that a response has been given to the ERISA Industry Committee's request for guidance.

employee transfers are business loans, not personal loans of the sort contemplated by § 402.[4]

The foregoing authorities support an interpretation of Section 13(k) that it was not intended by Congress to apply to relocation loans that satisfy the aforementioned criteria. Accordingly, any such relocation loan made after the passage of the SOX Act up to the present should be held not to be violative of Section 13(k). However, due to the absence of rulemaking or interpretations by the SEC on this issue and the level of risk involved without such direct authority, you may want to consider suspending the availability of future relocation loans to executive officers until clearer guidance becomes available that validates the interpretive views set forth above.

[4] This letter can be viewed at the following URL: http://www.eric.org/forms/uploadFiles/2BA100000002.filename.ERIC-LPA_Loan_Provision_Letter.pdf.



Jack R. T. Jordan
Attorney
Office of the Corporate Secretary
6200 Sprint Parkway
Overland Park, KS 66251
Mailstop: KSOPHF0302-03B474
Phone: (913) 794-1482
Fax: (913) 523-0528

Memorandum

TO: Members of Sprint's Board of Directors

DATE: March 3, 2005

SUBJECT: Inadequacy of Responses by Sprint Management to Reports of Securities Law Violations and Breaches of Directors' Fiduciary Duties.

A. Introduction

I am an attorney who works for Claudia Toussaint in the Corporate Secretary's Group of Sprint. I have practiced law for more than 8 years, including in the New York offices of two national law firms. At Sprint, I am primarily responsible for preparing Sprint's annual proxy statement and ensuring that it complies with the applicable securities laws.

In this memorandum I address two incidents that are subject to the requirements of Section 307 of the Sarbanes-Oxley Act of 2002.[1] The first incident involved what I believe were breaches of fiduciary duties by two Sprint directors in connection with material changes that were made to the Compensation Committee report on executive compensation that was disclosed in Sprint's 2004 proxy statement.[2] The second incident involved what I believe were securities law violations that occurred in 2004, some of which were to be repeated in 2005, regarding the decision not to disclose transactions between Sprint and certain executive officers of Sprint.[3]

I believe that Claudia Toussaint, Tom Gerke and Gary Forsee participated in both incidents, and Ned Holland and Stewart Turley participated in the first of these incidents.

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[1] For an explanation of the implications of Section 307, see Section C, beginning on p. 5, below.

[2] See Section B.1, beginning on p. 2, below, and the attached Exhibits A and B.

[3] See Section B.2, beginning on p. 3, below.

Under Section 307, I am required to determine whether Sprint management has responded to my reports of these incidents in the prescribed manner. I believe the responses by Sprint management have been neither adequate nor timely.

B. Analysis of Incidents

1. Breaches of Fiduciary Duties

On approximately March 5, 2004, Claudia solicited my opinion about whether certain proposed edits to the report of the Compensation Committee regarding executive compensation were substantive or not.[4] The Compensation Committee report had already been reviewed and approved by the Compensation Committee at their February 2004 meeting, and it was to be published in Sprint's 2004 proxy statement above the names of the members of the Compensation Committee.[5] Claudia explained that any additional edits that were substantive were required to be approved by the full Compensation Committee, while non-substantive edits could be approved by Stewart Turley, Chairman of the Compensation Committee.

I unequivocally informed Claudia that the proposed edits to the Compensation Committee report were substantive, so they either should not be made or they should be approved by the full Compensation Committee. A non-substantive edit is one that is purely ministerial and that would not change the quality or content of the information presented. In light of the following facts, the edits were clearly substantive:

- the edits were requested by the CEO;
- the edits were expressly intended to diminish the transparency of Sprint's securities disclosure;
- the edits were made to language in a required element of Sprint's SEC filings; and
- the edits were made to particular language that was included in the Compensation Committee report in response to comments given by the SEC.

Claudia, Tom, Ned and Gary were aware of all of these facts and they all believed that the relevant standard was whether the edits were substantive.[6] These facts alone establish that the decision by these executives to treat these edits as non-substantive was patently disingenuous and dishonest.

Perhaps the most important factor, however, was the particular reason that at least Claudia and Ned desired to determine that the edits were not substantive.[7] Claudia and

[4] See attached Exhibit A. Tim O'Grady, a General Attorney at Sprint, was also present during this conversation.

[5] Except Gerald Storch, who was not being asked to sign the report because he joined the Compensation Committee in February 2004.

[6] See the email from Claudia to Gary attached as Exhibit A.

[7] Tom and Gary may also have been aware of this reason at the time.

Ned stated that the reason that they did not want to permit the full Compensation Committee to review the requested edits was that they wanted to conceal the edits from a particular member of the Compensation Committee—Gerald Storch—precisely to undermine his independence of thought. In particular, Claudia and Ned expected Mr. Storch to be critical of the edits. This act of concealment seemed even more peculiar because it was intended to undermine the very director who was slated to become the chairman of the Compensation Committee at its very next meeting.

By convincing the then chairman of the Compensation Committee that the requested edits were not substantive, Ned, Claudia, Tom and Gary conspired to compromise the integrity of Mr. Turley, a director who was not only believed by the board to be independent of management, but was also chosen to be the chairman of the Compensation Committee.

This incident serves to demonstrate the willingness of 4 members of Sprint's senior management who play leading roles in Sprint's corporate governance to seriously compromise their own integrity and the integrity of others, including Mr. Turley, and to create a source of significant potential liability for Mr. Turley and Gary all for the sake of diminishing the transparency of disclosures that, if made, would have been of modest consequence. This is likely a fair indicator of how these 4 officers would treat matters of even greater consequence.[8]

At the time of this incident, Mr. Turley and Gary were subject to directors' duties of care and loyalty to Sprint. I believe that Gary ignored his duty of loyalty when he opted to at least acquiesce in the decision by Tom, Ned and Claudia to attempt to convince Mr. Turley that the edits to the Compensation Committee report were non-substantive. I believe that Mr. Turley ignored either his duty of care or his duty of loyalty when he allowed himself to be persuaded that the edits advocated by Sprint management were not substantive. I believe that Mr. Turley subsequently ignored his duty of loyalty when he took it upon himself to advocate even further edits to the Compensation Committee report to further diminish the transparency of Sprint's disclosure regarding CEO compensation.[9]

2. Securities Law Violations

Several times in January and February 2004, I informed Claudia that I believed that the disclosures being planned for Sprint's 2004 proxy statement regarding relocation expenses incurred by certain Sprint executive officers, *i.e.*, potentially Gary Forsee, Bruce Hawthorne and Howard Janzen, were inadequate.

---

[8] I believe that the indisputable evidence of the conduct of Gary, Tom, Claudia and Ned regarding this incident serves to validate my concerns about the manner in which these 4 officers are responding to the two incidents that I have reported.

[9] See the email dated March 6, 2004, from Ned Holland attached as Exhibit B.

In particular, I informed Claudia that we were required to disclose loans to executive officers that had been incurred in connection with their relocation to Kansas City. Claudia's reaction to me and others was, "Oh my God. This is the kind of thing that gets corporate secretaries fired." In February 2004, I informed Claudia that I believed that the amounts being taken into consideration in deciding whether and what to disclose in our proxy statement were erroneously low.

After Claudia regained her composure, her second response was to exclude me from all conversations with outside counsel on this matter. Claudia subsequently informed me that she had assigned Tim O'Grady to address this issue with outside counsel, and Claudia assured me that outside counsel were in the process of preparing a memorandum explaining why disclosure of these matters would not be required.

Claudia's decision to assign Tim to address this disclosure issue and to exclude me from conversations with outside counsel struck me as inappropriate because this was an area of the securities laws for which Claudia had assigned me primary responsibility in 2003 and 2004. Moreover, I had already analyzed the issue and I presented Claudia with my concerns about the inadequacy of the information that Tim had available to him.[10]

On February 9, 2005, I notified Tom Gerke of my concerns regarding Claudia's handling of this issue and I pointed out that in addition to being a matter that was required to be disclosed in our 2004 proxy statement, it is an issue that needs to be resolved to ensure the integrity of our current S-4, for which you were asked to sign signature pages at your last Board meeting in February 2005.

I believe that Tom has been aware of this issue since I first reported it to Claudia in 2004 and that he may have participated in the decision not to disclose this information. I believe that Gary was aware of the potential for disclosure at least with respect himself and Bruce Hawthorne, and that Gary also may have participated in the decision not to disclose this information in Sprint's 2004 proxy statement.

I have repeatedly asked Tom and Gary to provide me access to the information that would permit me to assess the adequacy of the disclosure in Sprint's 2004 proxy statement and the planned disclosure for Sprint's current S-4. My requests have been denied categorically.

I believe that in addressing this issue, the conduct of Claudia, Tom and Gary has been guided more by the desire to protect their personal reputations than the desire to ensure the adequacy of Sprint's proxy statement disclosure.

---

[10] On 2 occasions during this time period, Claudia notified me of the amount of my own benefits in connection with my relocation to Kansas City. This put me on notice that the amount recognized on my W-2 was significantly less than the amount that Claudia sent me. I had informed Claudia of this fact and expressed my concern that the amounts that we took into consideration when deciding whether to disclose the relocation expenses of executive officers appeared to be too small. I believed the difference between the two amounts was material to determining whether disclosure would be required.

C. Section 307 of the Sarbanes-Oxley of 2002

1. Requirements Applicable to Attorneys Practicing Before the SEC

As an attorney who practices before the SEC, I am subject to the attorney professional responsibility requirements of Section 307 of the Sarbanes-Oxley Act of 2002. Section 307 requires me to report evidence of (i) a material securities law violation or (ii) a material breach of fiduciary duties to either Claudia Toussaint or Tom Gerke.

2. Materiality

I believe that the information that was withheld from investors because of the edits to the Compensation Committee report and the failure to disclose transactions between Sprint and certain executive officers would be material to investors.[11] Regarding the edits to the Compensation Committee report, the indications of the substantive nature of the edits also serve to indicate the materiality of the information.

Moreover, I believe that knowledge of either incident, standing alone, would be material to Sprint investors, and that, taken together, these incidents establish a pattern of conduct by members of Sprint's senior management that indicate a material weakness in the tone at the top of Sprint regarding corporate governance, integrity and accountability.[12]

I believe that this aspect of the tone at the top of Sprint would certainly be material to Sprint investors' determination of whether to vote to re-elect Gary Forsee to the Board in [2006],[13] as well as whether to vote to support the 2005 shareholder proposal that asks the Board to require the chairman to be independent.

I also believe that if investors had been aware of these incidents, which occurred before Sprint's 2004 annual meeting, this knowledge [ ] would certainly have changed the outcome of the 2004 vote on the shareholder proposal that asked the Board to require the chairman to be independent.

This knowledge would also have belied the claim made by Sprint in response to two 2004 shareholder proposals (and at least one 2005 shareholder proposal) that each member of Sprint's Compensation Committee was independent of management. If it became known to investors that a member of the Compensation Committee—never mind the committee chairman in 2004—colluded with Sprint's senior management to make

---

[11] To the extent that it is relevant here, information would be material with respect to any disclosure if an investor would view it as significantly altering the total mix of information made available.

[12] The tone at the top toward the materiality of these incidents seems to be illustrated by the statement by Tom Gerke that, "They didn't affect the price of Sprint stock. It's not like it was an $11 billion accounting fraud." I believe that Sprint management is hoping that they can rationalize away the significance of their actions, but because of the indicia of materiality that I described above, that course of action is likely to exacerbate the ramifications for Sprint of this information coming to light.

[13] The brackets in this paragraph and the following paragraph indicate edits that were made after this memorandum was sent to Sprint's Board on March 3, 2005.

material edits to the Compensation Committee report on executive compensation in contravention of the applicable procedures merely to suit the preferences of Sprint's CEO, it is certain that his independence from management, and thus the independence of action of the Compensation Committee, would be subject to considerable doubt. Clearly, knowledge of these incidents might have changed the outcome of the vote on the 2004 proposals calling for stock option indexing and a CEO pay cap, and it might decide the outcome of the 2005 proposal calling for limitations on executive retirement benefits. These outcomes are particularly likely in light of the pronounced emphasis in 2004 and 2005 on executive compensation, generally, and on Gary's compensation, in particular.

Knowledge of these incidents also would have significantly impacted the 2004 vote to re-elect Linda Lorimer because it would have invalidated the proxy solicitation efforts that Sprint undertook in 2004 to convince ISS and institutional investors of the integrity of Sprint's corporate governance.[14]

In addition, these issues likely would also be material to the investors who were represented by the law firm of Milberg Weiss in the 2003 settlement of securities litigation with Sprint. Sprint's settlement with the investors included several requirements that may have been contravened in connection with, or as a result of the 2 reported incidents. In particular, the following 4 requirements may have been contravened:

1. The Compensation Committee must be composed entirely of independent directors. Mr. Turley's conduct in connection with the edits to the Compensation Committee report indicate that he may not have been independent of management.[15]

2. The Compensation Committee must meet at least once per year without the CEO present. If the Compensation Committee report was approved by the Compensation Committee at a meeting at which the CEO was not present, this portion of the meeting could be considered to have been invalidated by the subsequent material edits by management, and by Mr. Turley at the behest of management, to the Compensation Committee report.

3. The Board is required to conduct annual evaluations of the effectiveness of the full Board, each Board committee and each Board member. Any such evaluation of the Compensation Committee, Mr. Turley and Gary would be incomplete and inaccurate to the extent that they did not take into consideration the reported incidents.

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[14] Indeed, it would not be surprising if ISS believed that they were duped by Gary, Tom, Ned and Claudia in 2004.

[15] Sprint's independence standards attempt to identify relationships that would cause a director's independence from management to be questionable. However, these relationships are not the only possible indicia of a lack of independence. Mr. Turley's collusion with Sprint management to diminish the transparency of Sprint's securities disclosure in a manner that arguably contravened the applicable policies and procedures stands as a clear indication of a lack of independence.

4. The effectiveness of the Trading Compliance Program and the Trading Compliance Officer has been compromised by a separate incident that I reported to Claudia and Tom.

I also believe that these issues may be relevant to assessing the propriety of the compensation of some of the officers concerned. If any of their compensation was determined based on their performance, and if Sprint's relationship with, or the corporate governance scores by, any corporate governance rating services, *e.g.*, ISS, the Corporate Library or Standard & Poor's, was a factor in assessing the officers' performance, then they may have received credit for having had a more positive impact on this performance factor that they should have.

3. Actions Taken under Section 307

I first reported my concerns to Claudia Toussaint when these matters initially arose in 2004. Most recently, I informed Tom Gerke about my concerns in a memorandum dated February 9, 2005.[16]

Under Section 307, I also am required to assess the response by Tom Gerke to my reports and to determine whether his responses are both timely and adequate. I believe that management's responses to these matters have not been either timely or adequate, and, as required by Section 307, I have explained to Tom and Gary why I believe that their responses have been inadequate.[17]

Although I am not required by Section 307 to provide this notice to you, I believe that I should afford you an opportunity to address my concerns before I report them to the Securities and Exchange Commission, which I intend to do shortly. I believe that it is appropriate to report these matters to you, and possibly the SEC, because Sprint management has not addressed them in a timely or adequate manner.

4. Requirements Applicable to Sprint's General Counsel

Under Section 307, the SEC considers only 3 possible responses to be adequate:

1. a determination that no material violation has occurred, is ongoing, or is about to occur;
2. that Sprint has adopted appropriate remedial measures, including appropriate steps or sanctions to stop ongoing material violations, to prevent any pending material

[16] I have not attached my memorandum dated February 9, 2005 to Tom Gerke because of its length and because it addressed other personnel matters that I presented to Tom for resolution.

[17] See email dated February 17, 2005 from me to Tom Gerke regarding my assessment of his response to my report of securities law violations, attached as Exhibit C. See also email dated February 18, 2005 from me to Tom Gerke regarding my assessment of his response to my report of breaches of directors' fiduciary duties, attached as Exhibit D.

violation, and to remedy any past material violation and minimize the likelihood of recurrence; or

3. that, with the consent of the full Board or the Audit Committee, Sprint has retained or directed an attorney to review the reported evidence of a material violation and either:

    a. has substantially implemented remedial recommendations made by such attorney; or

    b. such attorney may, consistent with his or her professional obligations, assert a *colorable defense* on behalf of Sprint

Although Tom Gerke has repeatedly asserted that he has taken the third permitted approach, I believe that his assertions are inaccurate. I have informed Tom and Gary that I believe that Sprint's retention of the law firm of Davis Polk to investigate the matters that I reported is not being handled in a manner that is consistent with the requirements of Section 307 inasmuch as only the chairman of the Audit Committee, and not the full Audit Committee, consented to their retention to investigate these matters.[18]

Even if Davis Polk had been retained in compliance with Section 307, I cannot be confident of the adequacy of their investigation without detailed knowledge of their investigative process.[19] This is particularly true because the executives being investigated are some of the most senior executives at Sprint. In addition, at least Tom and Claudia are involved in referring legal work to Davis Polk. Moreover, I can have no confidence in the adequacy of the response of Tom and Gary as long as they continue to conceal from me the facts pertaining to any matters that I have reported to them and as long as Gary continues to believe that it is beneath him to have any discussion of any substance with me.

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[18] See email dated February 18, 2005 from me to Gary Forsee regarding my assessment of Tom's and Gary's responses to my reports, attached as Exhibit E. On February 9, 2005, I provided a detailed memorandum to Tom Gerke in which I reported to him the two matters covered by Section 307. I was later informed that on February 10, 2005, Sprint management referred my report to Davis Polk for investigation without the knowledge of any member of the Audit Committee. Charles Rice was reportedly informed of this matter at some point and Davis Polk has claimed that they are conducting an investigation on behalf of the Audit Committee. However, I do not believe that Davis Polk was retained with the consent of the full Audit Committee. Tom and Gary have refused to respond to my requests on February 18 or 22, 2005 or for any objective evidence that each member of Sprint's Audit Committee was informed of these matters.

Moreover, I believe that the manner in which these Section 307 concerns were initially presented to Davis Polk by Sprint management was inimical to an objective and timely investigation by Davis Polk. I believe that management presented these issues to Davis Polk in a manner that tended to diminish my credibility.

[19] For example, Davis Polk has stated that they have no intention of searching the email or telephone records of the executives implicated in my reports. In contrast, in April 2004, when Claudia was searching for a pretext for dismissing me from Sprint, she was quite happy to have my computer confiscated by Sprint's Corporate Security and have my email and telephone records searched.

D. Retaliation Prohibited under Sarbanes-Oxley

I believe that I have been retaliated against by Claudia Toussaint, Tom Gerke and Gary Forsee because of my efforts to raise the foregoing concerns and others. In particular, I believe that Claudia has engaged in a campaign of retaliation since October 2003 that has continued through December 2004 to force me to leave her group or leave Sprint altogether because of the principled approach I have advocated regarding various ethical and securities law concerns.[20]

This retaliation against me has included Claudia's attempts to undermine my credibility by encouraging and perpetuating defamatory statements about me in order to fabricate a pretext for dismissing me from Sprint. Despite repeated requests to be informed of the basis of Claudia's defamatory statements, she has refused to inform me of any conduct by me that has been inappropriate. Tom and Gary have supported Claudia's retaliation by refusing to reconsider her actions and by categorically denying my requests to be provided with any documentation already in existence supporting Claudia's allegations.

Most recently, I believe that the retaliation against me has included the refusal by Tom Gerke and Gary Forsee to provide the information that I have repeatedly requested in order to be able to perform my job of preparing Sprint's disclosure of the referenced transactions between Sprint and its executive officers. As I have mentioned to Tom and Gary, this issue has implications for Sprint's current S-4. Although this particular area of disclosure has been primarily my responsibility for the past 3 years, I have been denied the ability to perform the required analysis in 2004 and 2005 regarding certain executives' relocation expenses.

The retaliation has also included Tom Gerke's insistence that I explain my concerns to three New York law firms. I have repeatedly informed Tom that this line of inquiry seems intended only to intimidate me inasmuch as Sprint management has denied me access to the information that would permit me to adequately explain my concerns. In light of the fact that Tom and Gary have both refused to provide the information that I have repeatedly requested, I believe that insisting that I submit to questioning by outside counsel regarding the relocation expenses of certain executives is intended to do nothing more than intimidate me and to permit management to ascertain the level of my knowledge and the evidence that I possess.

---

[20] In my memorandum dated February 9, 2005 to Tom I detailed the incidents that I believe constituted retaliation. I am currently preparing to file a complaint with the Department of Labor concerning these matters within the next week to comply with the applicable statute of limitations.

E. Attachments

Exhibit A	Email dated March 5, 2004, from Claudia Toussaint to Gary Forsee, copying Tom Gerke and Ned Holland. [*Relevant language underlined for emphasis.*]
Exhibit B	Email dated March 6, 2004, from Ned Holland to Jack Jordan, Tim O'Grady and Claudia Toussaint, copying Jim Hayes, Jim Kissinger, Gary Forsee, and Stewart Turley, with the relevant page excerpted from the copy of the Compensation Committee report that was attached to the email. [*Relevant language underlined for emphasis.*]
Exhibit C	Email dated February 17, 2005, from Jack Jordan to Tom Gerke regarding the failure to adequately respond to reported violations of Securities laws.
Exhibit D	Email dated February 18, 2005, from Jack Jordan to Tom Gerke regarding the failure to adequately respond to reported breaches of fiduciary duties by Gary Forsee and Stewart Turley.
Exhibit E	Email dated February 18, 2005, from Jack Jordan to Gary Forsee, copying Tom Gerke, regarding the failure to adequately respond to the two matters addressed in Exhibits C and D.

Exhibit A

From: Toussaint, Claudia S [CC]
Sent: Friday, March 05, 2004 4:59 PM
To: xxgaryforsee (P)
Cc: Gerke, Tom A [CC]; O'Grady, Tim P [CC]; Jordan, Jack R [CC]; Holland, Ned Jr [CC]
Subject: Follow-Up Proxy Statement

ATTORNEY CLIENT PRIVILEGE

On 2-24 I provided preliminary views regarding your concern with respect to the break-out of the divisional pay-outs in the Compensation Committee report in our annual proxy statement. Here is the follow-up to the preliminary views, with a recommendation that I believe will address your concerns and still ensure that Sprint's disclosure is consistent with best practices.

Recommendation: In lieu of listing the actual percentage payout by division - "Actual results [for GMG] were 142% of target on a weighted average basis" - we would simply state "Actual results [for GMG] exceeded target on a weighted average basis." We would state for each division that targets were exceeded. We would not make any other changes to the report and would continue to state that the consolidated payout for you was 123%.2 of target and 121.7% of target for executive officers on average.

Process and Considerations: If we want to make that change, Ned would need to review it with Stew because it is a change to the Comp Committee report that the Committee approved in early February, subject to Stew agreeing to non-substantive changes. Tom, Ned and I believe that the proposed change qualifies as a non-substantive change. In the unlikely event that Stew does not agree, this would require another Comp Committee meeting (the proxy is going to print on Monday pm).

By being more general in our disclosure (i.e. deleting the divisional payout percentages) than we have been since 1996 when we first received the SEC comment, we open ourselves up to the possibility of someone criticizing that we have become less transparent. On the other hand, Ned's team has done some benchmarking of our proxy against the 2003 proxies of 7 telecom companies (including ATT, AWE, Verizon, BellSouth, Nextel and SBC) and Sprint has been the most detailed in its disclosure. Nextel and ATT have been the least transparent. With our recommended more general disclosure, we would still be transparent and consistent with good practices as evidenced by the 2003 disclosures of our major peers.

Claudia Toussaint
VP, Corporate Governance and Ethics, and Corporate Secretary
Phone: 913-794-1513

[*Relevant language underlined for emphasis.*]

Exhibit B

From: Holland, Ned Jr [CC]
Sent: Saturday, March 06, 2004 11:20 AM
To: Jordan, Jack R [CC]; O'Grady, Tim P [CC]; Toussaint, Claudia S [CC]
Cc: Hayes, Jim W [CC]; Kissinger, Jim G [CC]; 'Forsee, Gary D [CC]' ***FISMA & OMB Memorandum M-07-16***
Subject: Compensation Committee Report

Claudia et al--

I have spoken with Stew Turley a couple of times this morning and provided him Jack's draft of additional changes to the Committee report.

In general, Stew liked the changes we proposed (not including the WTE fees but he understands we have no choice there). He did make a few additional suggestions, which I have included in red on the attachment.

Stew particularly likes the idea of giving less detail on the short term incentive compensation. If we were playing poker, I would say he saw our bet and raised us. Stew very much would like to take the specific payout percentage out of the second paragraph after the three bulleted paragraphs and use "exceeded target" there as well. I have drafted accordingly on the attached.

Other changes Stew suggested were by way of editing and clarification. I assume the three of you will look at these changes and let me know, if there are any problems with them.



Blackline 3-3-04 vs 3-5-042 wi...

Thank you,
E.J. Holland, Jr.
VP--Compensation, Benefits, Labor and Employee Relations
6220 Sprint Parkway
Overland Park, KS 66251
Mailstop: KSOPHD0516-5A101
(913) 794-3800 Voice
(913) 523-2886 FAX
FISMA & OMB Memorandum M-07-16
ned.holland@mail.sprint.com <mailto:ned.holland@mail.sprint.com>

[Excerpt from Compensation Committee report on executive compensation sent to Stewart Turley on 3/6/04]

Short-Term Incentive Compensation. Sprint's short-term incentive compensation (STIC) is a performance-driven annual incentive designed to promote the near term objectives of the organization. For the Named Officers, the material terms of the performance goals under STIC were approved by the Stockholders at the 2002 Annual Meeting.

Target incentive opportunity for STIC was based in 2003 on job level and potential impact on organization results. The STIC payout is based on the achievement of nine financial objectives—three for the Local Telecommunications Division (LTD), three for Global Markets (GMG), and three for Sprint PCS. For each objective, targets were established and compared to actual 2003 results. All STIC objectives are capped at a payout of 200%.

- The objectives for the LTD related to improvement in economic value added (EVA) (50% weighting), net revenue growth relative to industry growth (30%), and operating cash flow (20%). Actual results ~~were 111.6% of~~exceeded target on a weighted average basis.
- The objectives for the GMG related to improvement in EVA (50% weighting), net revenue (30%) and operating cash flow (20%). Actual results ~~were 143.0% of~~exceeded target on a weighted average basis.
- The objectives for Sprint PCS related to improvement in EVA (50% weighting), net service revenue growth relative to industry growth (30%), and free cash flow (20%). Actual results ~~were 115.2% of~~exceeded target on a weighted average basis.

The weighting assigned to a particular executive among the LTD, GMG, and Sprint PCS objectives depended on the executive's responsibilities with Sprint. The entire STIC payout for the Named Officers was based on the achievement of a combination of these financial objectives. The STIC payout for other executive officers was based on the achievement of financial and personal objectives.

Mr. Forsee's STIC payout was based on the financial results described above using the following relative weights for objectives: 33% for LTD, 33% for GMG, and 34% for Sprint PCS. Based on these factors, Mr. Forsee and the other executive officers earned STIC payouts that exceeded target.

Deleted: earned a payout of 123.2% of target.

Deleted: T

Deleted: on average of 121.7%

Deleted: of

Exhibit C

From: Jordan, Jack R [CC]
Sent: Thursday, February 17, 2005 3:43 PM
To: Gerke, Tom A [CC]
Subject: 404 disclosure
Importance: High
Sensitivity: Confidential

Tom,

This constitutes notice that I believe that you have not adequately responded in a timely manner to a report of a past and a currently potential securities law violation. If you believe that I am incorrect, please contact me immediately to discuss this matter.

Reference is made to my letter to you dated February 9, 2005. In the introductory paragraph of my letter I stated that some of the issues that I was raising would need to be taken into consideration by you to timely address the adequacy of Sprint's disclosure in the S-4. As you know, it was Sprint's intention that the S-4 would be filed with the SEC on February 14, 2005.

In my letter, I informed you that I believed that the appropriate response would be to assign me to investigate the issue. You have not responded at all to my notice to you, and if you have taken any action at all, you have not made me aware of it. The lack of response from you has led me to believe that violations did, in fact, occur in 2004 and that they are likely to occur again in our current S-4.

Because of the planned timing of the filing of the current S-4 and because you have given no indication that you intend to respond to my concerns, I believe that you have not responded in a timely fashion. Because I am primarily responsible for this type of disclosure and I am knowledgeable about this particular matter, I believe your failure to assign me to investigate this matter is a further indication that your response has been inadequate. Accordingly, I intend to provide notice to Gary Forsee, Sprint's CEO, that I believe that you have not responded to the reported violations.

I provided the following detailed information in my letter dated February 9, 2005:

In late January 2004, I informed Claudia Toussaint that Sprint's proxy statement was required to include disclosure of any loan to an executive officer of Sprint during 2003 that exceeded $60,000. I identified 3 executive officers who I believed had likely incurred loans in excess of this threshold in connection with their relocations: Gary Forsee, Howard Janzen and Bruce Hawthorne.

Claudia's reaction to me and others after she became aware of this issue was, "Oh my God. This is the kind of thing that gets corporate secretaries fired." Claudia's second reaction was to tell me not to worry about it, and then she excluded me from all conversations with outside counsel and Sprint attorneys on this matter.

Weeks later, Claudia informed me that she had assigned another attorney, Tim O'Grady, to address this issue with outside counsel. This struck me as inappropriate for several reasons. First, Claudia had assigned me primary responsibility for the preparation of Sprint's proxy disclosure. Second, I had already analyzed this issue and I had raised the issue with Claudia. Third, I had presented Claudia with my concerns about the inadequacy of the information that was available to Tim. In particular, the notice that Claudia had previously sent me regarding the amount of my own relocation benefits put me on notice that the amount recognized on my W-2 was significantly less than the amount that Claudia sent me. I had informed Claudia of this fact and expressed my concern that the amounts that we took into consideration when deciding whether to disclose the relocation expense appeared to be too small. I believed the difference between the two amounts was material to determining whether disclosure would be required.

Claudia ultimately assured me that she had procured a memorandum from outside counsel stating that 404 disclosure would not be required-leaving aside whether it would be appropriate-but I do not believe that any such memorandum was obtained.

Jack R. T. Jordan
913-794-1482 (fon)
913-523-0528 (fax)

Exhibit D

From: Jordan, Jack R [CC]
Sent: Friday, February 18, 2005 9:25 AM
To: Gerke, Tom A [CC]
Subject: Breach of director fiduciary duties
Importance: High
Sensitivity: Confidential

Tom,

This constitutes notice that I believe that you have not adequately responded in a timely manner to a report of potentially material breaches of fiduciary duties by members of Sprint's board of directors. On the basis of our conversation yesterday evening, I assume that you would like to briefly discuss this matter. I would prefer to have this conversation in person, if that is not inconvenient for you. Accordingly, I have contacted your assistant to attempt to arrange a convenient time for you to discuss this matter today.

Reference is made to the Exhibit B attached to my letter to you dated February 9, 2005. In the first page of Exhibit B, I described an incident in which two Sprint directors appear to have breached their duties of care or loyalty to Sprint.

You have not responded at all to my notice to you. The lack of response from you has led me to believe that breaches did, in fact, occur in connection with the incident described below. I intend to provide notice to Gary Forsee, Sprint's CEO, that I believe that you have not adequately responded to the reported breaches of director fiduciary duties.

On February 16, 2005, I also confidentially and anonymously provided the following information to Sprint's Chief Ethics Officer and requested that she forward this information to each member of Sprint's board of directors by 5:00 p.m. today. I provided an anonymous email address for her to respond to my request, but she has not provided any response.

<< File: Tom CCR.doc >>

Jack R. T. Jordan
913-794-1482 (fon)
913-523-0528 (fax)

Exhibit E

From: Jordan, Jack R [CC]
Sent: Friday, February 18, 2005 7:57 PM
To: Forsee, Gary D [CC]
Cc: Gerke, Tom A [CC]
Subject: Section 307 matters
Importance: High
Sensitivity: Confidential

Gary,

As I informed you at our meeting today, I am an attorney who works for Claudia Toussaint in the Corporate Secretary's Group. I am primarily responsible for preparing our annual proxy statement and ensuring that it complies with the applicable securities laws. Accordingly, I am subject to the requirements of Section 307 of the Sarbanes-Oxley Act of 2002. I informed you that I am acting in accordance with the requirements imposed on me by Section 307.

Under Section 307, I am required to notify Tom Gerke of any securities law violation or breach of fiduciary duties that might be considered material to any Sprint investor. To the extent that it is relevant here, information would be material with respect to any disclosure if an investor would view it as significantly altering the total mix of information made available. I am also required by Sarbanes-Oxley to assess Tom's response and determine whether it is both timely and adequate.

Yesterday, I provided notice to Tom via email that I believed that he had not adequately responded in a timely manner to a report by me regarding past material securities law violations that have the potential to be repeated in our S-4. Today, I provided notice to Tom via email that I believed that he had not adequately responded in a timely manner to a report by me regarding potentially material breaches of fiduciary duties by members of Sprint's board of directors. At our meeting today, I provided you with copies of both of the foregoing emails to Tom.

You mentioned today the importance of the tone at the top, and I agree. Today I observed, first hand, the tone you set.

- I attempted to explain to you my obligations to Sprint under Section 307, as well as your obligations, but you shut me down every time. You refused to give me even a few seconds to articulate the obligations imposed on you or me under Section 307.
- I provided you with a copy of an excerpt from Section 307 and you merely pushed it away.
- I provided copies of the emails that I had sent to Tom explaining why I believed his response had been inadequate. Instead of reading them, you shoved them back across the table at me.
- You ordered me to defer to (i) Sprint management and (ii) the process that is being followed by them, and you became angry and hostile when I explained that Section 307 did not permit me to do so.
- You angrily told me that it was my fault that you were required to follow a certain process because I had reported one of these matters through the ethics program.
- You refused to permit me to discuss the extent to which the members of Sprint management who were determining the process to be followed might be acting out of personal interest rather than the best interests of Sprint.
- Instead of accepting a copy of my February 9 letter to Tom, you did everything possible except actually grab me to compel me to carry it out of the room with me.
- When I told you that I was under an obligation to send this email to you, you just waived me off, as if I were being a nuisance.

- You dismissed out of hand my request to be provided with the documentation on which Claudia relied to give me a Final Written Warning in November 2003 and her rating in my 2003 LINK
- You dismissed out of hand my request to be provided with the information necessary to perform an objective analysis of Sprint's disclosure of the relocation expenses incurred by you, Bruce Hawthorne and Howard Janzen in 2003.

To give credit where it is due, Tom's professionalism during my conversations with him stands in marked contrast to your hostile tone today. After my conversation with you, I believe that the stonewalling to which I have been subjected is a result of the tone that you, personally, have set. I believe that you are not interested in expeditiously or objectively evaluating the concerns that I have raised. Accordingly, I am affording you a final opportunity through Monday, February 21, 2005, to reconsider the tone you set. Otherwise, on Tuesday, I will forward the 2 matters addressed above to the entire board of directors of Sprint and, if I still have concerns, I will forward these matters to the Securities and Exchange Commission by the end of next week.

The 2 matters that I reported have been in the hands of management since March 2004. I know that since that time, you have been well aware of one of the matters that I reported. I have reason to believe that you were also well aware of the other matter that I reported. More recently, you have been aware of both of these issues for at least several days. There is no reason that the 2 issues that I raised could not be objectively assessed in a single day. The fact that they have not been speaks volumes about the tone that you set.

I am willing to make myself available to you at your convenience to discuss this matter if you are so inclined. If you wish to contact me during the weekend, you can reach me at ***FISMA & OMB Memorandum M-07-16*** or you may call me on ***FISMA & OMB Memorandum M-07-16*** If at any time I cannot take your call, I will call you back as soon as possible. I am as interested as you in addressing these matters without any unnecessary inconvenience to anyone involved, but I will not be intimidated into deferring to members of management who are implicated in the 2 matters that I reported.

In addition to the information that I requested from you in the last 2 bullet points above, I request to be informed in writing precisely of the manner in which the law firm of Davis Polk & Wardwell was retained to investigate these matters, including the names of Audit Committee members who have been made aware of these matters to date and the dates on which they were informed. My understanding is that the matters I reported were referred to them for investigation by Sprint management on February 10, and this is not adequate under Section 307.

Jack R. T. Jordan
913-794-1482 (fon)
913-523-0528 (fax)

Jack Jordan

FISMA & OMB Memorandum M-07-16

February 9, 2010

Via email to shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Letter dated January 26, 2010 from Sprint Nextel Corporation (the "Company") regarding its no-action letter request dated January 4, 2010 (the "2010 NAL Request") with respect to the shareholder proposal submitted by Jack Jordan (the "2009 Proposal")

Dear Sir or Madam:

For the following reasons, I respectfully request that you refrain from taking the actions requested in the Company's January 26 letter to you.

In addition to the captioned documents, reference also is made to the following:

- the Company's no-action letter request dated December 23, 2005 (the "2005 NAL Request"); and
- the letters dated January 19 and 26, 2010 from me to the SEC in response to the 2010 NAL Request.

1. Sprint Nextel deliberately chose to pursue the no-action letter process, which it knew would result in public disclosure of the 2009 Proposal, the 2010 NAL Request, and my responses to the NAL.

As a sophisticated public company that has sought numerous no-action letters over the years, the Company knows well that the SEC's publication of documentation from the Company and the proponent is an inherent aspect of the no-action letter process. This also is not the first time that Sprint Nextel has chosen to initiate the no-action letter process and cause the publication of information related to the particular issues in the 2010 NAL Request. The misrepresentations about my conduct and the conduct of the Company's representatives that were included in the 2010 NAL Request, as well as the purported bases for exclusion of the 2009 Proposal, were essentially the same as those in the 2005 NAL Request. Moreover, Sprint Nextel has been well advised by teams of attorneys regarding these matters. As the signature page to the 2005 NAL Request shows, several of the Company's in-house attorneys, as well as attorneys from Gibson, Dunn & Crutcher LLP and King & Spalding LLP, advised the Company regarding the 2005 NAL Request. Clearly, the Company initiated the no-action letter process knowing that it would require the SEC's publication of the 2009 Proposal, the 2010 NAL, and my response thereto.

In the 2005 NAL Request Sprint Nextel disclosed even more substantive information than it did in the 2010 NAL Request. In addition, in both the 2005 and 2010 NAL Requests Sprint Nextel has included statements attacking me that are professionally devastating. Sprint Nextel called into question the timeliness and propriety of the manner in which I identified concerns with portions of Sprint Nextel's 2004 proxy statement for which I was responsible. Sprint Nextel even has gone so far as to imply that I deliberately delayed raising my concerns about the 2004 proxy statement and to misrepresent that when I did raise those concerns, it was in pursuit of demands for "financial concessions."

The disclosures in my January 19 and 26 letters go no further than necessary to reveal the extent to which Sprint Nextel's allegations are false and misleading and the extent to which the Company misrepresented and concealed material information. Furthermore, Sprint Nextel has long been well informed about the extent to which its allegations are false and misleading and misrepresent and conceal material information. The information and analysis that I disclosed in my January 19 and 26 letters had been included in many communications I sent to Sprint Nextel in 2005, 2006, 2008 and 2009. Consequently, Sprint Nextel had no reason not to know that the allegations in the 2005 NAL Request, which were repeated in the 2010 NAL Request, misrepresented and concealed much material information and that I would challenge Sprint Nextel's attempts to misrepresent and conceal that material information.

In the face of that knowledge, in the 2010 NAL Request Sprint Nextel chose to repeat the same false and misleading allegations with which Sprint Nextel misrepresented and concealed material information in the 2005 NAL Request. Moreover, in the 2010 NAL Request Sprint Nextel chose to again publicize its false and misleading allegations about me knowing full well that since its 2005 NAL Request the legal authorities governing my disclosure of purportedly privileged information had significantly clarified my ability to do so, as is further discussed below.

2. Sprint Nextel has waived the attorney-client privilege by attacking me and by voluntarily disclosing purportedly privileged information.

In 2009 the SEC argued—and the ARB agreed—that the SEC's rule at 17 C.F.R. § 205.3(d)(1) permits me to disclose in any proceedings the information at issue here, even if it is covered by the attorney-client privilege. SEC Amicus Brief, Aug. 3, 2009, at 1 and 7-8; *Jordan v. Sprint Nextel, et al.*, ARB No. 06-105, ALJ No. 2006-SOX-41 (ARB Sept. 30, 2009), slip op. at 17.[1] As Section 205.3(d)(1) provides:

> Any report under this section (or the contemporaneous record thereof) or any response thereto (or the contemporaneous record thereof) may be used by an attorney in connection with **any investigation, proceeding,** or litigation in which the attorney's compliance with [Part 205] is **in issue.**

17 C.F.R. 205.3(d)(1) (emphasis added).

The SEC argued that in the DOL proceedings the Company had put in issue my compliance with the Part 205 rules. As a consequence, the SEC clarified that I may disclose the reports I made to the Company in compliance with the Part 205 rules, as well as any of the Company's responses thereto:

> The natural reading of [Section 205.3(d)(1)] is that an attorney may use his or her Part 205 report ... so long as the report is "**in issue**." In other words, so long as the Part 205 report is **probative and material** to the attorney['s] claims, allegations or replies to defenses, the plain meaning of Section 205.3(d)(1) explicitly authorizes an attorney to use his or her Part 205 report and any response thereto .... The clear language of Section 205.3(d)(1) [] explicitly contemplates an attorney's use of such communications whenever his or her compliance is "in issue" ....

SEC's Amicus Brief at 12-13 (emphasis added).

> Paragraph (d)(1) makes clear that an attorney may use any records the attorney may have made in the course of fulfilling his [] reporting obligations [under the Part 205 rules] to **defend himself [] against charges of misconduct.** It is effectively equivalent to the ABA's [Model Rule 1.6(b)(5)] ... [under which, in relevant part, a] lawyer may reveal information relating to the representation of a client ... to respond to allegations **in any proceeding concerning the lawyer's representation of the client.**

Id. at 16-17 (emphasis added).

---

[1] Available at
http://www.oalj.dol.gov/PUBLIC/ARB/DECISIONS/ARB_DECISIONS/SOX/06_105A.SOXP.HTM

In the 2005 and 2010 NAL Requests, the Company has put in issue my reports under the Part 205 rules. The SEC argued—and the ARB agreed—that in the DOL proceedings my reports under the Part 205 rules were in issue. In the DOL proceedings, the Company has framed the issues in much the same way as it did in the 2005 and 2010 NAL Requests, including by misrepresenting and concealing material information about my reports and about the Company's reactions to my reports. In the 2010 NAL Request, Sprint Nextel clearly has framed the issue in Section 1 thereof as a dispute between the Company and me, and in both Sections 1 and 3 the Company put in issue my compliance with the Part 205 rules. As a consequence, I may disclose in response to the 2010 NAL Request information regarding not only my own reports, but also Sprint Nextel's responses thereto.

There is strong support in precedent establishing that this outcome is even more appropriate under the circumstances here. As discussed in my January 19 and 26 letters, Sprint Nextel has made many false allegations regarding my representation of Sprint, including regarding the timeliness and propriety of my reports under the Part 205 rules. Consequently, the Eighth Circuit's opinion in *Tasby v. United States*, 504 F.2d 332, 336 (1974) (emphasis added), for example, seems especially appropriate here:

> A client has a privilege to keep his conversations with his attorney confidential, but that **privilege is waived** when a client attacks his attorney's competence in giving legal advice, **puts in issue** that advice and **ascribes a course of action to his attorney that raises the specter of ineffectiveness or incompetence....** Surely a **client is not free to make various allegations of misconduct** and incompetence while the attorney's lips are sealed by invocation of the attorney-client privilege. Such an incongruous result would be inconsistent with the object and purpose of the attorney-client privilege and a **patent perversion of the rule.**

In addition to the foregoing, in 2006, the Tenth Circuit, which includes Kansas where Sprint is incorporated, clarified that the attorney-client privilege is waived when a company discloses privileged information under circumstances that are identical to Sprint Nextel's in all relevant respects. According to Sprint Nextel, on April 19, 2005 it approached the SEC and provided purportedly privileged information regarding the claims in my OSHA complaint for the purpose of dissuading the SEC from initiating a formal investigation. Sprint did so under cover of a confidentiality agreement with the SEC. The Tenth Circuit held that when privileged information has been disclosed to the SEC under cover of a confidentiality agreement that was essentially **identical** to Sprint's confidentiality agreement with the SEC, the privilege is waived with respect to that information. *In re Qwest Communications Int'l Inc., Securities Litigation*, 450 F.3d 1179, 1185-1186 (10th Cir. 2006). Thus, Sprint Nextel also has waived the privilege—if it ever did apply—by voluntarily disclosing purportedly privileged information regarding the issues addressed in the 2005 and 2010 NAL Requests and in my January 19 and 26 letters.

3. Sprint Nextel has waived the attorney-client privilege by failing to properly assert the privilege.

Despite Sprint Nextel's various attempts in DOL proceedings that have spanned nearly five years, not a single court has ever agreed with the Company's assertions that **any** documentation or information relevant to this matter actually is covered by the attorney-client privilege. Only one determination ever has been made regarding whether Sprint may rely on the privilege at all. The ALJ has held that "Sprint has failed to properly assert, and thus cannot rely on, the attorney-client privilege inasmuch as it has not identified any specific communication to which the attorney-client privilege applies." *Jordan v. Sprint Nextel, et al.*, ALJ No. 2006-SOX-41 (Mar. 14, 2006), slip op. at 9.[2]

This result is very well supported by federal common law in the Tenth Circuit. As has been held consistently in the Tenth Circuit, "[a] party seeking to assert the privilege **must make a clear showing** that it applies. Failure to do so ... [by the time] the **trial** court[i.e., the ALJ, in this case] was called upon to make its ruling **defeats the privilege**. It is not enough that a document would have been privileged if an adequate and timely showing had been made. The **applicability of the privilege turns on the adequacy and timeliness of the showing** as well as on the nature of the document." *Peat, Marwick, Mitchell & Co. v. West*, 748 F.2d 540, 542 (10th Cir.1984), *cert. dismissed*, 469 U.S. 1199, 105 S.Ct. 983, 83 L.Ed.2d 984 (1985) (emphasis added).

This is a principle of law with which the Company is intimately familiar. It has been applied directly against the Company in a line of cases in which the Company has been held to have waived the privilege because it failed to properly assert it, precisely as the ALJ found Sprint has done in the DOL proceedings. *See, e.g., Williams et al. v. Sprint/United Management Co.*, 2006 WL 266599 (D.Kan.), 97 Fair Empl.Prac.Cas. (BNA) 1199; *Cromwell v. Sprint Communications Company L.P.*, 2000 WL 726339 (D.Kan.), p. 5; *Doebele v. Sprint Corporation et al.*, 2001 WL 1718254 (D.Kan. Feb. 22), p. 4; *Doebele v. Sprint Corporation et al.*, 2001 WL 1718259 (D.Kan. June 5), p. 5.

In the ARB proceedings in which the Company appealed the ALJ's decision, Sprint Nextel made the conscious decision to abandon any serious attempt to bear its burden of establishing that any communications actually were covered by the attorney-client privilege, even though the ARB offered it the opportunity to supplement the information the Company had submitted to the ALJ. Ultimately, when the ARB issued its decision, it did not take issue with the ALJ's conclusion, thereby allowing it to stand. Thus, the ALJ's conclusion is the only judicial determination to date regarding whether Sprint Nextel may rely at all on the attorney-client privilege, and that court held that Sprint Nextel may not rely on the privilege.

---

[2] Available at
http://www.oalj.dol.gov/PUBLIC/WHISTLEBLOWER/DECISIONS/ALJ_DECISIONS/SOX/2006SOX00041A.HTM

4. Sprint Nextel was required to have made its own disclosures about the issues I addressed in my January 19 and 26 letters.

Significantly, at no time either in the DOL proceedings or in response to my many letters to the Company's senior officers and Board members has the Company ever denied any specific statement of fact set forth in either my January 19 or January 26 letters. Even now, the Company does not refute the veracity or accuracy of any particular statement of fact therein.

As I discussed in my January 19 and 26 letters, there were many violations of Sprint's ethics code in 2004 and 2005 in connection with the disclosure violations and retaliation against me in those years. However, Sprint represented in the 2005 and 2010 NAL Requests that the disclosure failures in 2004 were inadvertent. The facts available to the Company clearly showed that the disclosure violations in 2004, and the attempted violations in 2005, were not at all inadvertent. Consequently, the Company's representation regarding inadvertence serves to establish that the disclosure violations were not addressed by the Company as being deliberate violations of SEC rules and regulation and securities laws. Thus, the Company's representation regarding inadvertence amounts to a declaration that the Company granted implicit waivers of its ethics code at least with respect to the disclosure violations in 2004.

The Company was required to disclose the nature of such waivers. Year after year in its annual report, Sprint Nextel has assured shareholders and investors that a notice of **any** waiver of the ethics code for **any** executive officer would be posted on the Company's website. In that same paragraph of the annual reports the Company filed in 2004 and 2005, it further assured shareholders and investors that "Sprint does not expect to grant waivers" of its ethics code.[3]

In addition to the representations in the Company's annual reports regarding whether it expected to grant waivers and regarding disclosures it would make with respect to waivers of its ethics code, as I discussed in my January 19 letter, the Company was required by the rules of the SEC and the New York Stock Exchange to make similar disclosures. As a result of the Company's disclosure obligations, it should have disclosed many of the same issues that I am disclosing in my January 19 and 26 letters. Consequently, the Company cannot legitimately argue that such information should not be disclosed now.

[3] Perhaps it is significant that 2005 was the last year in which the Company included that assurance in its annual reports. Additionally, in 2005, Sprint filed its annual report containing those representations on March 11, a mere four days before it finally disclosed facts that established that the CEO had failed to disclose in 2004 that Sprint had purchased his former home for almost $3 million. In my January 19 and 26 letters I have provided detailed information about the actions of Mr. Forsee, Mr. Gerke and Ms. Toussaint to actively obstruct my access to that very information, which I repeatedly requested in 2004 and 2005.

5. Conclusion

The SEC's rule at Section 205.3(d)(1), and the decision of the ALJ and the ARB in my DOL proceedings, as well as decisions of federal courts such as in the *Tasby* case, all stand for the proposition that Sprint Nextel's request is manifestly unfair. Sprint Nextel would have the SEC refrain from publishing the factual information I have included in my responses while publishing only Sprint Nextel's false and professionally devastating allegations about me. The Company seeks this result even though it was the Company that chose to include in its 2005 and 2010 NAL Requests false and misleading statements about me and about my reports under the Part 205 rules and the Company's responses thereto. It also was the Company that initiated the no-action letter process requiring the public disclosure of the 2009 Proposal, the 2010 NAL Request, and my January 19 and 26 letters. For four years the Company's false allegations about me have been public. Sprint Nextel now has caused those same false allegations to soon be re-published. In fairness, my responses to the Company's allegations should be given the same treatment as any other documentation submitted in the no-action letter process.

In closing, I will note that the 2009 Proposal was hardly motivated by the desire to pursue a personal interest because of what happened to me personally in 2004 and 2005. Instead, it was motivated by a concern for what happened to Sprint Nextel in 2007, when Mr. Forsee's reign at the Company ended. Although by early 2008 the Company's stock price had dropped to less than half of what it was in 2005, that wasn't my greatest concern. My greatest concern was that during the first two years of Mr. Forsee's reign, he deliberately caused Sprint Nextel to violate SEC rules and regulations and securities laws. In 2005, I personally observed Mr. Forsee's and Mr. Gerke's shockingly blatant attempts to violate securities laws and commit fraud. Just over two years later, Mr. Gerke had become the CEO and Ms. Toussaint had become the general counsel of the public company that had been spun off from Sprint Nextel, and Mr. Forsee was being given a severance package valued at some $40 million plus retirement payments of $1 million per year for life. It was those circumstances caused me to think of the words the SEC had used to begin the summary in its 2002 complaint against three executives of Tyco International, Ltd., including the CEO and the general counsel: "This is a looting case. It involves egregious, self-serving and clandestine misconduct by the three most senior executives ...." In light of the deliberate nature of the disclosure violations by Mr. Forsee, Mr. Gerke and Ms. Toussaint, and in light of the requirements in executives' employment agreements regarding compliance with the Company's ethics code and the Company's executive compensation clawback policy, I believe that significant portions of the compensation of those three executives, including the tens of millions of dollars in retirement and severance benefits that Mr. Forsee will take, constitute as much a looting of Sprint Nextel as did the conduct of Tyco's three executives.

In light of the foregoing and the requirements of Item 406(a), the shareholders of Sprint Nextel are entitled to know why the Company has failed to adopt an adequate ethics code.

For all the foregoing reasons, I respectfully submit that the Company's unsupported blanket assertion of the attorney-client privilege should be given no weight whatsoever and my January 19 and 26 letters should be made public to the same extent as the 2005 NAL Request and the 2010 NAL Request have been.

Sincerely,



cc: Charles Wunsch, General Counsel, Sprint Nextel Corp
Eugene Scalia, who represents Ms. Toussaint, Mr. Gerke, Mr. Forsee, and Mr. Kennedy, in addition to Sprint Nextel Corp.

Sprint Nextel
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, Kansas 66251
Office: (913) 794-1513 Fax: (913) 523-9797

Timothy P. O'Grady
Vice President
Securities & Governance


Sprint

January 26, 2010

VIA ELECTRONIC MAIL
shareholderproposals@sec.gov

Securities & Exchange Commission
Division of Corporation Finance

Re: Shareholder Proposal of Jack Jordan

Dear Commission Staff:

I write to follow-up on our recent telephone conversation regarding the responses, dated January 19, 2009 and January 26, 2009, submitted by Jack R. T. Jordan to Sprint Nextel's No Action Letter ("NAL") request for Mr. Jordan's shareholder proposal. As I explained, Mr. Jordan's responses disclose a substantial amount of the company's privileged and confidential information, communications, and putative information and communications. Sprint Nextel seeks to prevent the public disclosure of this information, which it regards as superfluous to the substance and merits of Mr. Jordan's responses to its NAL request. I note that the non-disclosure of privileged or confidential business information is generally mandatory upon the government pursuant to Exemption 4 of the Freedom of Information Act. 5 U.S.C. § 552(b)(4). We believe that client confidences received by an in-house lawyer fall within that category. Accordingly, we request that the Commission not permit the public disclosure of the privileged and confidential information contained in Mr. Jordan's responses.

Please do not hesitate to contact me at the number above or Stefan K. Schnopp at 913.794.1427 if you would like to discuss this issue further or have any questions.

Very truly yours,



Timothy P. O'Grady
Vice President, Legal and
Assistant Corporate Secretary

cc: Susan Haller, Esq., Sprint Nextel

Jack Jordan

FISMA & OMB Memorandum M-07-16

January 26, 2010

Via email to shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: No-Action Letter Request Dated January 4, 2010 (the "2010 NAL Request") by Sprint Nextel Corporation (the "Company") Regarding the Shareholder Proposal Submitted by Jack Jordan (the "2009 Proposal")

Dear Sir or Madam:

I am writing this second letter in further support of my request that you deny the 2010 NAL Request and to defend myself against the false and misleading statements made therein directly or indirectly regarding my conduct. As a preliminary matter, I would like to note that over the course of the past five years and on numerous occasions I offered the Company's former general counsels, Thomas A. Gerke and Leonard Kennedy, and the Company's former CEO, Gary D. Forsee, the opportunity to refute or deny specific factual information set forth below regarding events that occurred in 2004 or 2005. Before submitting this second response to the 2010 NAL Request, I again entreated the Company, as well as Mr. Forsee and Mr. Gerke, to correct any inaccurate statement of fact or analysis set forth below. However, not once has any current or former Company employee or representative responded to any of my many requests by offering any denial or refutation of any specific factual statement set forth below, except possibly with statements that are demonstrably false.

1. The Company has misrepresented that it has substantially implemented the 2009 Proposal.

The Company's argument with respect to substantial implementation is based entirely on the fact that the Company finally made belated disclosures in 2005 of executive officers' relocation benefits that the Company should have disclosed in 2004. Significantly, however, the language in the 2009 Proposal closely tracks the language in Item 406(a) of Regulation S-K, which addresses entirely different questions from the one in the Company's argument. Item 406(a) addresses the questions of whether the Company has an ethics code that is reasonably designed (i) to deter wrongdoing by its

CEO, (ii) to promote the CEO's compliance with SEC rules and regulations and securities laws, and (iii) to ensure the CEO is held accountable for failure to adhere to the Company's ethics code. Consequently, it would be more accurate and clear to phrase the Company's argument here as follows: "The Company believes that it has substantially fulfilled its obligations under Item 406(a) of Regulation S-K because in 2005 the Company belatedly disclosed certain relocation benefits that the Company's independent outside counsel has determined the Company should have disclosed in 2004."

That revised phraseology would make clear the fact that the Company's admittedly late disclosures of the CEO's own relocation-related transactions and benefits, which amounted to approximately $3 million, does not at all help to show that the Company has an ethics code that is reasonably designed to deter wrongdoing by its CEO, to promote the CEO's compliance with SEC rules and regulations and securities laws, and to ensure that the CEO is held accountable for failure to adhere to the Company's ethics code.

Moreover, the facts and analysis set forth in this letter and in my initial letter to the SEC on January 19, 2005, further serve to show that the Company's argument regarding its supposed substantial implementation of the 2009 Proposal amounts to nothing less than an admission that the Company has not been fulfilling its obligations under Item 406(a) of Regulation S-K for several years. The following facts, taken together with Mr. Forsee's approximately $40 million severance package, plus the $1 million per year that he will receive from Sprint for the remainder of his life, highlight the fact that the Company's ethics code did not deter wrongdoing by Mr. Forsee; it did not adequately promote Mr. Forsee's compliance with SEC rules and regulations and securities laws; and it did not ensure Mr. Forsee was held accountable for his repeated failures to adhere to the Company's ethics code. As a consequence of these past failures, which establish a long-running pattern of misconduct, the Company cannot plausibly claim that it has an ethics code that is reasonably designed to accomplish the objectives identified in Item 406(a) and in the 2009 Proposal.

2. Additional assertions by the Company in the 2010 NAL Request profoundly misrepresent or conceal material facts and provide further evidence of an attempt to perpetrate a fraud on the SEC.

One very material fact that the Company concealed from the SEC was the fact that in my reports in February through May 2005, I was at least as concerned with avoiding false and misleading statements in or omissions from Sprint's pending 2005 Joint Proxy Statement/Prospectus as I was concerned with past disclosure failures in Sprint's 2004 Proxy Statement. One reason that this fact is especially material here is that, in light of the events that occurred in 2005, which are described below, there is no doubt whatsoever that Mr. Gerke and Mr. Forsee were engaged in a very deliberate effort to omit virtually all material disclosures of relocation-related transactions with the CEO and other executive officers and to make other profound misrepresentations of material facts regarding Sprint's corporate governance. Thus, the Company's claim that the 2004 disclosure violations had been "inadvertent" indisputably could not be made regarding

Mr. Forsee's and Mr. Gerke's attempted or actual disclosure violations in 2005. The fact that the Company concealed my concerns with Sprint's 2005 SEC filings and the fact that the Company failed to even claim inadvertence with respect to omissions from the February 2005 draft of Sprint's 2005 Joint Proxy Statement/Prospectus tacitly acknowledges this point.

Another reason the fact of my concern with the 2005 Joint Proxy Statement/Prospectus is especially material is that the 2005 Joint Proxy Statement/Prospectus was the document that would be used to ask Nextel shareholders to approve Nextel's merger with Sprint and to exchange their shares of Nextel stock for shares of stock in the post-merger company, with all that entailed for liability for making false and misleading statements or omissions.

The Company's description of its investigation of my concerns also misrepresented material facts to, and concealed material facts from, the SEC. The Company misrepresented that the law firm of Davis, Polk & Wardwell LLP "was engaged to perform a **full** investigation of Mr. Jordan's allegations." 2010 NAL at 2; 2005 NAL at 3 (emphasis added). If the Company's investigation truly were being conducted for the purpose of fully investigating my concerns, then surely it would have started with a review of the written documentation I had provided to Mr. Gerke, followed by a review of information from the Company about the relocation-related benefits or transactions of executive officers who had joined Sprint in 2003. This would have been followed by a determination by a securities lawyer regarding whether or not the Company did, in fact, in 2004 and 2005 have any obligation to disclose any of that information. All that information could have been obtained and that analysis could have been performed within a single day. The facts and analysis set forth below help clarify the profoundly misleading nature of the Company's characterization of its "investigation" of my allegations.

In February 2005, I repeatedly asked Mr. Gerke and Mr. Forsee to give me information regarding the relocation-related transactions and benefits of executive officers who had joined Sprint in 2003. I informed them both that I was requesting that information, most importantly, so that I could include any required information in Sprint's pending Joint Proxy Statement/Prospectus on Form S-4 in compliance SEC rules and regulations.

Mr. Gerke's and Mr. Forsee's reactions to my requests are especially insightful in light of the disclosures that the Company finally made on March 15, 2005, including regarding Mr. Forsee's own relocation-related transactions with the Company in 2003 and 2004. As it turned out, in 2003 the Company had purchased the homes of Mr. Forsee and his hand-picked Chief Staff Officer, Bruce Hawthorne, for $2,920,000 and $1,150,000, respectively, and then re-sold Mr. Hawthorne's home at a loss of $250,000. Even more recently, in 2004, the Company had re-sold Mr. Forsee's home at a loss of $720,000. Yet, in February 2005, Mr. Gerke and Mr. Forsee pretended to be unaware of these facts and they actively obstructed my access to all relevant information. In addition, at the same time, Mr. Gerke insisted that I submit to questioning to justify my concerns to partners at an intimidating array of law firms—Cravath, Swaine & Moore LLP, Davis, Polk & Wardwell LLP, and King & Spalding LLP. Beyond the foregoing, Mr. Gerke's one and only direct response in February 2005 to my concerns regarding Sprint's 2004 failures to disclosure the relocation-related transactions and benefits of executive officers who had joined Sprint in 2003 was to rationalize that, "They didn't affect the price of Sprint stock. It's not like it was an $11 billion accounting fraud."

In light of the foregoing context, the following facts show that Davis Polk's investigation, at least initially, amounted to an elaborate charade engineered by Mr. Gerke or Mr. Forsee to find out what I could prove rather than a full investigation of whether Sprint's disclosure obligations had been in 2004 and were being in 2005 adequately addressed and whether the CEO and General Counsel were adhering to the Company's ethics code. The following facts also show that, even in its final form, Davis Polk's investigation was of such limited scope that it emboldened the Company to misrepresent to the SEC and the public that the 2004 disclosure violations were "inadvertent."

First, while insisting that I submit to questioning by the partners of three different law firms, Mr. Gerke did not ever suggest that I should discuss these issues with anyone at the law firm of Stinson Morrison Hecker LLP. Stinson Morrison is the law firm that Ms. Toussaint said actually had given her advice in February 2004 regarding executive officers' relocation-related benefits.

Second, Davis Polk's investigation immediately focused on attempting to ascertain the extent of the evidence that I possessed to substantiate my concerns about the disclosure of relocation-related transactions and benefits. The Company caused Larry Portnoy, a litigation partner at Davis Polk, to question me repeatedly and specifically about this. Initially, Mr. Portnoy called me at home on the evening of Friday, February 18, 2005, to question me. Shortly thereafter, Mr. Portnoy summoned me for questioning in person.

Third, as Mr. Portnoy admitted to me when he called me, he had not even bothered to begin to read the memorandum that I had submitted to Mr. Gerke.

Fourth, a full week after these matters had been referred to Davis Polk, it apparently had not bothered to obtain from the Company any information about any undisclosed relocation-related transactions or benefits of executive officers who had joined Sprint in 2003. Otherwise there would have been no need to question me about the evidence that I possessed.

Fifth, as Mr. Portnoy informed me when he questioned me in person, Davis Polk's investigation would not attempt to identify any relevant e-mails or other documentation possessed by Mr. Gerke, Mr. Forsee or Ms. Toussaint other than those that they voluntarily provided.

Sixth, as both Mr. Gerke and a Davis Polk partner admitted to me on February 18, these matters were referred to Davis Polk on about February 10 and the investigation was proceeding on February 18 with the consent of only the soon-to-retire Chairman of the Audit Committee of Sprint's Board. As I informed Mr. Gerke, this contravened the provisions of the SEC rules issued under Section 307 of the Sarbanes-Oxley Act of 2002.

Seventh, perhaps the most compelling evidence that Davis Polk's investigation never was intended to be anything close to a "full" investigation is the point at which Davis Polk's contact with me ended. That point was when Mr. Portnoy questioned me in February 2005 to find out what evidence I possessed. Significantly, it was not until March 18, 2005—three days after the Company had publicly disclosed that information—that the Company finally informed me of the transactions that Mr. Gerke and Mr. Forsee had been actively concealing from me since early February and which they had been attempting to conceal from Sprint and Nexel shareholders. After I was apprised of those crucial facts, absolutely no one—not the Company's Board of Directors, not the Company's ethics group nor any of its securities or other compliance attorneys, and no one at Davis Polk or any other law firm—ever again tried to contact me to discuss either the matters I had reported or the manner in which Ms. Toussaint, Mr. Gerke, and Mr. Forsee had responded to my concerns. Not even the Company's current General Counsel, Mr. Wunsch, nor its current CEO, Mr. Hesse, nor any of the current members of the Board's Nominating and Corporate Governance Committee bothered to discuss any aspect of these matters with me before they authorized the filing of the 2010 NAL Request.

Eighth, the scope of Davis Polk's and the Company's investigation apparently was limited to matters pertaining directly to the disclosure of relocation-related transactions and benefits. Those investigations apparently did not even begin to assess the issues that Davis Polk should have considered, and which the Company was required to consider, under Item 5.05 of Form 8-K or Item 406(b) of Regulation S-K. The Company as much as admitted this fact in its 2010 NAL Request in the arguments it made regarding substantial implementation and management functions. These repeated failures to conduct a full investigation are all the more striking because they came shortly after several SEC actions that emphasized the significance of failing to disclose relocation-related transactions in particular. In 2002, one of the SEC's most significant and well-known enforcement actions was against the CEO, CFO and general counsel of Tyco International Ltd., in part, for having failed to disclose Tyco's relocation-related loans and purchases and sales of real estate to and from its executive officers. In May 2006, the SEC announced the results of its enforcement action against the general counsel, including a fine and barring him from serving as an officer or director of a public company for five years, and again emphasized the significance of his failure to ensure that the company disclosed those related party transactions. In July 2009, the SEC announced the results of its enforcement action against the CEO and CFO, including barring them from ever serving as officers or directors of a public company, and again emphasized the significance of the failure to disclose those related party transactions. Yet, the SEC's enforcement action against Tyco's executives may have, in part, dissuaded Davis Polk and the Board from conducting a full investigation of the misconduct of Mr. Forsee, Mr. Gerke and Ms. Toussaint because any such full investigation inevitably would have established that Sprint was violating the representations and warranties in its merger agreement with Nextel, which was not consummated until August 2005.

After learning on March 18, 2005 of at least some of the information that Mr. Gerke and Mr. Forsee had been concealing from me in February 2005, I became certain that Davis Polk's investigation, at least initially, was being used primarily to help Mr. Gerke and Mr. Forsee omit the relevant disclosures from Sprint's pending Joint Proxy Statement/Prospectus on Form S-4 in violation of Item 404 of Regulation S-K and federal securities laws. The timing of Mr. Portnoy's telephone call to me on the evening of Friday, February 18, seemed significant in this regard. Mr. Portnoy's questioning came within hours after my first and only meeting with Mr. Forsee to discuss these issues.[1] Mr. Forsee's obstruction of my every attempt to discuss the substantive issues and his open hostility toward me by the end of our meeting astounded and shocked me to such an extent that I was physically ill after our meeting. Mr. Forsee's conduct was so egregious that it caused me to inform Mr. Forsee in writing that evening that I believed that he, personally, was responsible for the stonewalling I had encountered regarding the issue of relocation-related transactions and benefits.

The foregoing facts and analysis at least partially show that the Company misrepresented and concealed material facts regarding the manner in which it caused Davis Polk to investigate my concerns. The Company misrepresented at least the initial purpose for Davis Polk's investigation, which really was to challenge the basis for my concerns and permit Mr. Forsee and Mr. Gerke to proceed with their plans to omit information that was required to be included in Sprint's Joint Proxy Statement/Prospectus. The Company concealed material facts when it failed to disclose the date on which the Company finally did reveal to Mr. Portnoy the information about the relocation-related transactions of Mr. Forsee and other senior executive officers who joined Sprint in 2003. Contrasting that date with the date that these matters initially were referred to Davis Polk, which according to Mr. Gerke and partners at Davis Polk was on about February 10, 2005, would reveal the full extent of the Company's misrepresentation regarding the purpose of the investigation. If Davis Polk had been engaged for the purpose of conducting a full investigation, the Company would have disclosed the relocation-related transactions to Davis Polk on or very shortly after February 10, and certainly before Mr. Portnoy questioned me on February 18. It also would be important to know whether Davis Polk issued a report of its investigation that preceded the one that the Company said was issued sometime in March 2005. In light of Sprint's plan to file the initial version of its Joint Proxy Statement/Prospectus in mid-February, it is striking that Davis Polk's report was not issued for several weeks after these matters were referred to Davis Polk. It is quite plausible that Davis Polk issued at least an initial draft report before March 3, 2005, when I wrote directly to the Company's

[1] According to Mr. Gerke, after my meeting with Mr. Forsee on February 18, Mr. Forsee refused to meet with me again or to discuss with me any matters related to the disclosure of relocation-related transactions of executive officers who joined Sprint in 2003.

full Board of Directors. It also is quite plausible that any such initial report reached a very different conclusion from Davis Polk's final report.

The facts and analysis set forth above also provide information that is material to additional considerations regarding the 2010 NAL Request. First, they provide further evidence that the Company's failure in 2004 to disclose the relocation-related transactions of senior executive officers was not at all inadvertent. If the disclosure failures in 2004 really had been inadvertent, Mr. Gerke and Mr. Forsee would not have had any reason to go to the lengths they did to discourage, intimidate, and retaliate against me from February through April 2005.

Second, they also provide important context for the Company's actions against me on April 12, 2005, which I partially discussed on page 7 of my letter to you dated January 19, 2010. Mr. Gerke's and Mr. Forsee's actions in February 2005 evince a consciousness of guilt and they show that the actions taken against me on April 12, 2005 were a continuation of their attempts to deny me information that was highly relevant to Sprint's Joint Proxy Statement/Prospectus, which was revised several times between March and June 2005. The foregoing facts and analysis also help show that I did not simply resign in April 2005. The Company constructively discharged me in retaliation for my continuing efforts to properly address the misconduct of the Company's CEO, General Counsel, and Corporate Secretary in both 2004 and 2005..

For the further reasons set forth above, I respectfully submit that the SEC staff should deny the Company's 2010 NAL Request. I further respectfully request that the SEC staff take any further actions that are appropriate in light of the information and analysis that have been provided above.

If you have any questions with respect to any of the matters addressed above, I respectfully request that you please contact me by e-mail because I will be traveling.

Sincerely,



cc: Charles Wunsch, General Counsel, Sprint Nextel Corp
Eugene Scalia, who represents Ms. Toussaint, Mr. Gerke, Mr. Forsee, and Mr. Kennedy, in addition to Sprint Nextel Corp.

Jack Jordan

FISMA & OMB Memorandum M-07-16

January 19, 2010

Via email to shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: No-Action Letter Request Dated January 4, 2010 (the "2010 NAL Request") by Sprint Nextel Corporation (the "Company") Regarding the Shareholder Proposal Submitted by Jack Jordan (the "2009 Proposal")

Dear Sir or Madam:

I am writing to respectfully ask that you deny the 2010 NAL Request for the reasons set forth below. As a preliminary matter, I would like to note that over the course of the past five years and on numerous occasions I have offered the Company's past three general counsels, starting with Thomas A. Gerke, and the Company's former CEO, Gary D. Forsee, as well as the attorneys representing the Company, including Claudia S. Toussaint, who was the Company's Corporate Secretary in 2004 and 2005, and Eugene Scalia at Gibson, Dunn & Crutcher, LLP, the opportunity to refute or deny any of the factual information set forth below regarding events that occurred in 2004 or 2005. I again extended that courtesy and opportunity to the Company and Mr. Scalia before submitting this response to the 2010 NAL Request. Not once has any Company officer, employee or representative responded by offering any accurate factual statement to deny or otherwise to refute any of the factual statements set forth below. It also is significant that in the 2010 NAL Request, the Company did not claim that the 2009 Proposal contained even a single false or misleading statement, which, if it had been applicable, would have been yet another basis on which the Company certainly would have relied to exclude the 2009 Proposal.

In addition to the captioned documents, reference also is made to the following:

- the shareholder proposal submitted by Maria Jordan on September 20, 2005 (the "2005 Proposal"); and
- the Company's no-action letter request dated December 23, 2005 (the "2005 NAL Request").

1. <u>Many representations that the Company made in the 2010 NAL Request are false or misleading and amount to the attempt to perpetrate a fraud on the SEC.</u>

"The term 'perpetrate a fraud' . . . cover[s] conduct involving the knowing misrepresentation of a material fact to, or the concealment of a material fact from, the [SEC] with the intent to induce the [SEC] to take, or not to take, a particular action ...[including in connection with] requests for 'no action' letters." Sec. Rel. No. 33-8150 (Proposed SEC rules under Section 307 of the Sarbanes-Oxley Act of 2002 ("<u>SOX</u>")). Officers and representatives of the Company repeatedly have attempted to obtain no-action letters by knowingly misrepresenting material facts to or concealing material facts from the SEC staff.

<u>First</u>, the Company's representatives have attempted to misrepresent that I initiated requests for "financial concessions" from Sprint. 2010 NAL Request at 3; 2005 NAL Request at 2. In truth, I never initiated any such request. Moreover, the Company has concealed that it is the Company's own officers and representatives who **repeatedly insisted** that I discuss a purely monetary severance or settlement. This fact is evidenced in part by an e-mail dated May 8, 2006 directly from Mr. Scalia, who has personally participated in all mediation discussions between the Company and me starting in April 2005. As Mr. Scalia admitted (with emphasis added by me):

> **any resolution would have to be on purely monetary terms... We have indicated previously the range for a monetary proposal** by you that would be a basis for further discussions.

Mr. Scalia's May 8, 2006 e-mail was not unique in this respect. It was consistent with other communications directly from the Company's management as early as February 2005, when the Company's then-General Counsel, Mr. Gerke, insisted that my only option was to accept a monetary severance in exchange for quietly leaving the Company's employment. Yet, I expressly **refused** even to begin to discuss any purported "financial concessions." Clearly, it is the Company's officers and representatives who have insisted that I discuss and accept a monetary settlement, and equally clearly, I never have accepted any such offers from the Company.

It is noteworthy that in representing that I sought financial concessions from the Company, it never refers to any actual communication I made to the Company. Instead, it refers to two draft and incomplete documents that I **never** communicated to the Company. Significantly, however, the Company only obtained those documents by engaging in illegal and retaliatory actions on April 12, 2005, which are discussed on page 7, below. One reason that the Company is unable to refer to any actual communication that I made to the Company is that, to the extent that I ever did acquiesce in the Company's insistence on discussing any financial concessions, it was only when the Company induced me to do so by repeatedly expressly promising, assuring, and agreeing in writing not to use those discussions to prejudice me in any proceedings.

Second, the Company misrepresented that "the Proponent is attempting to use the shareholder proposal procedure to redress his personal grievance with the Company and to further his personal interest." 2010 NAL Request at 3. Notably, the Company did not explain how the 2009 Proposal could in any way result in any benefit to me or further any personal interest of mine. It merely referred to the fact that the timing of the 2009 Proposal "coincides" with proceedings before the Department of Labor that have been on-going for some five years. 2010 NAL Request at 2. In truth, I did not intend for the 2009 Proposal to benefit me in any respect other than as a shareholder. Moreover, the manner in which the Company has used the 2010 NAL Request to vilify me—very much as the Company used the 2005 NAL Request to the same effect—shows that I bear a disproportionate burden, not benefit, in connection with the 2009 Proposal.

It actually has been the Company that has tried to tie its treatment of the shareholder proposals at issue here to extraneous matters. For example, in December 2005, the Company caused several communications to be forwarded to me that clearly show that it was the Company that attempted to tie the withdrawal of the 2005 Proposal with discussions of the settlement of my pending claims before the Department of Labor.[1] On December 13, 2005, the Company caused to be forwarded to me an email inquiring about my interest in opening settlement discussions. Two days later the Company caused one of its many outside counsel to write to me (but not to Ms. Jordan, the actual proponent) to insist "in the strongest terms to see that the [2005] proposal is withdrawn immediately, and by the end of business, Monday, December 19 at latest."[2] E-mail dated December 15, 2005 from Mark Hinderks at Stinson Morrison Hecker LLP to me.

Mr. Scalia also authored several documents establishing that it was the Company that insisted on tying a monetary settlement offer from the Company to the withdrawal of the 2005 Proposal. On December 22 and 23, 2005, Mr. Scalia repeatedly wrote to me to discuss the Company's deadline for filing the 2005 NAL Request. Mr. Scalia also repeatedly indicated that the timeframe for discussing any settlement was tied to that deadline. In the second such email from Mr. Scalia on December 22 he openly referred to "a monetary ... offer we made this morning."

Clearly, the Company was desperate to offer me a payment in the hope that I could and would cause the withdrawal of the 2005 Proposal. This is evidenced by the fact that Mr. Scalia insisted on writing to me and disclosing putatively confidential information even after I expressly terminated mediation discussions and I asked Mr. Scalia to "refrain from sending me any further information that you consider potentially confidential." E-mail dated December 22, 2005 from me to Mr. Scalia.

---

[1] None of those communications were covered by any confidentiality agreement because they either pre-dated or post-dated any confidentiality agreement entered into in December 2005, or they were made after confidential mediation discussions clearly were terminated and after I had asked the Company to refrain from sending me any confidential information. The Company had agreed that any such information would not be treated as confidential.

[2] At no time did the Company attempt to address in any discreet manner any aspect of the 2005 Proposal with the actual proponent, Ms. Jordan. Instead, the Company repeatedly addressed directly to me all demands that the shareholder proposal be withdrawn. Despite this fact, the Company also failed to ever send me a copy of its 2005 NAL Request, despite my repeated requests that it do so.

<u>Third</u>, the Company has repeatedly misrepresented that it was not until "[a]fter [December 2004 ... that I] began elevating concerns with aspects of the Company's 2004 proxy statement ...." 2005 NAL Request at 2; 2010 NAL Request at 2. Additionally, the Company has repeatedly misrepresented that certain disclosure violations in 2004 were "inadvertent." 2005 NAL Request at 5; 2010 NAL Request at 7.

In February and March 2005, I repeatedly wrote to and met with Mr. Gerke and Mr. Forsee to request information and to express concerns regarding past and pending failures to disclose transactions entered into in 2003 with the Company's executive officers. Those transactions were required to be reported not only in the Company's 2004 proxy statement and 2003 annual report, but also in the Company's 2005 Joint Proxy Statement/Prospectus on Form S-4. As a result of Mr. Gerke's and Mr. Forsee's determination to withhold such information from me and their apparent determination to omit it from the 2005 Joint Proxy Statement/Prospectus, I wrote directly to the entire Board of Directors of the Company on March 3, 2005 describing my concerns in detail.

As the Company concedes, as a result of my efforts, it finally made at least some of the required disclosures. *See* 2010 NAL Request at 2; 2005 NAL Request at 3 and 5. On March 15, 2005, the Company disclosed at least some information about the transactions that Mr. Forsee and Mr. Gerke had been concealing from me and which they had been attempting to conceal from the shareholders of both Sprint Corp. and Nextel Corp. In particular, in 2003 the Company had purchased the homes of Mr. Forsee and his Chief Staff Officer, Bruce Hawthorne, for $2,920,000 and $1,150,000, respectively, and then re-sold Mr. Hawthorne's home at a loss of $250,000. In 2004, the Company re-sold Mr. Forsee's home at a loss of $720,000. The Company also disclosed that it had purchased the home of another executive officer, Howard Janzen, and that it had extended relocation-related loans to Mr. Janzen and another executive officer. See Sprint Nextel's Joint Proxy Statement/Prospectus on Form S-4 filed with the SEC on March 15, 2005 at 107.

More to the point here, in connection with the 2010 NAL Request and the 2005 NAL Request, the Company has attempted to conceal the fact that I repeatedly and emphatically raised these disclosure issues in January and February 2004. For example, in my memorandum dated December 23, 2005 (which I had forwarded directly to Mr. Gerke and Mr. Forsee on December 17, 2005), I brought the following facts to the attention of Mr. Forsee, Mr. Kennedy (then-General Counsel), and Mr. Scalia:

> In January 2004, I informed my supervisor [Claudia Toussaint, then-Sprint's Corporate Secretary] that Sprint's draft disclosure of senior executives' relocation benefits in 2003 was almost certainly far too low.
>
> At the same time, I also reminded my supervisor that Sprint was required to disclose loans made to Sprint's executive officers, including those made as part of Sprint's relocation benefits. Ms. Toussaint immediately jumped to the conclusion that the loans necessarily would be prohibited under

SOX Section 402, and she exclaimed, "Oh my God. This is the kind of thing that gets corporate secretaries fired."

On February 6, 2004, Ms. Toussaint pressured me to agree with her that no proxy disclosure, other than the matters that were already included in Sprint's 2004 proxy statement, would be required to be included in Sprint's 2004 proxy statement regarding transactions between Sprint and its senior executive officers and board members. Ms. Toussaint stated that she intended to make such a representation to the Nominating and Corporate Governance Committee of Sprint's Board of Directors on or about February 9, 2004. I told Ms. Toussaint that I could not make this statement, and that I could not countenance such a statement by Ms. Toussaint. Such a statement would be quite premature because, despite my repeated requests, Ms. Toussaint had not followed up with two executive officers who had joined Sprint in 2003, i.e., Mr. Hawthorne and Mr. Janzen, to obtain their completed annual officer questionnaires. Moreover, I had not been given access to the information regarding the 2003 relocation benefits, including any loans, for Sprint's new executive officers.

In the same conversation on February 6, 2004, Ms. Toussaint misled me and discouraged me from further opposing her conduct by claiming that she had procured, and would soon be receiving, a memorandum from outside counsel explaining why additional disclosure was not required regarding executive officers' 2003 relocation benefits. I asked to be provided a copy of this memorandum, but Ms. Toussaint ignored my requests.

In the same conversation on February 6, 2004, as a result of my continuing opposition to Ms. Toussaint's plans to omit the disclosure of loans and other relocation benefits of executive officers, Ms. Toussaint revealed that she had already unilaterally re-assigned responsibility for analyzing these particular disclosures to another Sprint attorney, Tim O'Grady. This re-assignment of my work was particularly peculiar because, contrary to the way that Ms. Toussaint re-assigned other work in her group, Ms. Toussaint did not bother to discuss it with me or to even inform me of her decision when she made it. Moreover, she re-assigned my work even though I was much more familiar with Sprint's relocation benefits than Mr. O'Grady, and I had already analyzed this particular issue and I was the attorney who had brought it to the attention of Ms. Toussaint. Furthermore, I was supposed to be fully responsible for preparing this type of disclosure. Indeed, I had been—and I continued to be—entirely responsible, subject to Ms. Toussaint's review, for analyzing and preparing potential disclosure language for all the other transactions between Sprint and all officers and directors of Sprint, including, all the other transactions involving Mr. Forsee and Mr. Hawthorne. Only the purchases of the former residences of Mr. Forsee and Mr. Hawthorne were surreptitiously carved out of my responsibilities.

Further evidence of the deliberateness of the failure to disclose in 2004 the 2003 transactions that Mr. Hawthorne entered into with the Company can be found in the fact that Sprint's then-General Counsel, Mr. Gerke, in February 2004 suddenly became keenly interested in having Ms. Toussaint and me determine that Mr. Hawthorne was not an executive officer of the Company. This fact is notable because the Company previously had been quite happy to characterize Mr. Hawthorne as an executive officer of the Company. *See, e.g.*, Item 16 of the Company's Form 10-Q filed with the SEC on May 14, 2003.

In February 2004, Ms. Toussaint was a vice president and the Corporate Secretary of Sprint. She also was my supervising attorney within the meaning in the rules that the SEC issued under SOX Section 307. Ms. Toussaint also was, herself, under certain further obligations under the SEC's SOX 307 rules. Perhaps most compelling, in February 2004, Ms. Toussaint, Mr. Gerke, and Mr. Forsee **knew** the particulars of the transactions I was attempting to address then, and they were under further obligations under SEC rules and regulations and federal securities laws, as well as their fiduciary duties of loyalty and care that they owed as officers and a Board member of the Company. As a consequence of the foregoing, I respectfully submit that I fully fulfilled my obligations in 2004 by reporting my concerns to Ms. Toussaint. Thus, the Company's allegations that I did not begin raising "concerns with aspects of the Company's 2004 proxy statement" until after December 2004 both misrepresent and conceal material facts from the SEC staff.

If the disclosure failures in 2004 truly had been inadvertent, as the Company represented in the 2005 and 2010 NAL Requests, surely Mr. Gerke and Mr. Forsee simply would have remedied the disclosure failures in much the same manner as they did on March 15, 2005. Thus, the numerous actions and failures to act by Mr. Gerke and Mr. Forsee from February through April 2005 when I repeated and escalated my attempts to address these issues stand as strong evidence that they knew that the relocation-related transactions were required to be disclosed in 2004 and that they personally participated in those disclosure failures.

<u>Fourth</u>, the Company misrepresented that I had simply "resigned" from the Company, and it concealed very material facts about the manner in which the Company caused me to leave it in April 2005. 2010 NAL Request at 2; 2005 NAL Request at 2. As the following facts show, Sprint constructively discharged me.

Under Sprint's Disclosure Controls and Procedures, I was designated as a member of the Drafting Team for Sprint's proxy statements. Sprint's Disclosure Controls and Procedures expressly provided that each denial of information or obstruction of my efforts to obtain information for the 2005 Joint Proxy Statement/Prospectus constituted a violation of both those procedures and Sprint's ethics code.

In April 2005, Sprint was still in the process of preparing its 2005 Joint Proxy Statement/Prospectus, and I had many requests for information outstanding. They included several express requests that Mr. Gerke or Mr. Forsee correct any errors in the descriptions of facts or the analyses I had sent them, including a draft of the report I was preparing to submit to OSHA. In addition, on April 7, 8, and 10, 2005, and several times before that, I informed Mr. Gerke that I believed the circumstances compelled me to report related misconduct by Mr. Gerke, Mr. Forsee and Ms. Toussaint to OSHA and the SEC. Instead of responding to my requests for information, the Company retained Mr. Scalia and Gibson, Dunn & Crutcher LLP.

I also informed Mr. Gerke of my intent to make my reports to OSHA and the SEC on April 11, 2005, and I did file my first report with OSHA that day. The very next day, on April 12, the Company suspended me without any stated purpose or duration, relieved me of all Sprint duties, confiscated my computer, and required me to immediately leave the Sprint corporate campus and refrain from returning indefinitely. I believed that I had been constructively discharged, and the Company's failures to respond to my repeated requests for information about its actions against me only confirmed this conclusion. As a consequence of the foregoing, I believed it was necessary and appropriate that I pursue claims against the officers who had retaliated against me. Under such circumstances, my ethical obligations compelled me to resign from the Company, so I believed I had no choice but to tender my resignation, effective April 25, 2005.

Fifth, the Company misrepresented that it "believes that all claims that have been brought and threatened by Mr. Jordan are **entirely** without merit." 2010 NAL Request at 2 (emphasis added). *See also* 2005 NAL Request at 3. If that claim were true, the Company and Mr. Scalia would not have felt compelled to fight for years—including by relying on a profound and obvious misapplication of law—to prevent me from finding out about the many material misrepresentations that Mr. Scalia made to OSHA in 2005. The Company and Mr. Scalia also would not have felt compelled to attempt to resort so heavily to misrepresentations of fact and law in their efforts to prevail in the subsequent proceedings.

The facts described above stand as evidence that the Company is attempting to, and in 2006 already did, perpetrate a fraud on the SEC in connection with the 2005 and 2010 NAL Requests. In addition, I believe that Sprint's actions on or about April 12, 2005 also evidenced criminal misconduct inasmuch as harassment to "hinder[], delay[], prevent[], or dissuade[me] from ... reporting to a law enforcement officer [especially at the SEC] ... the commission or possible commission of a Federal offense .... or attempts to" accomplish the same are illegal. 18 U.S.C.A. § 1512(d)(2).[3]

[3] "For the purposes of [18 U.S.C.A. § 1512], (1) an official proceeding need not be pending or about to be instituted at the time of the offense; and (2) the testimony, or the record, document, or other object need not be admissible in evidence or free of a claim of privilege." 18 U.S.C. § 1512(f). *See also U.S. v. Wilson*, 796 F.2d 55 (4th Cir. 1986), on remand 640 F.Supp. 238, cert. denied 107 S.Ct. 896, 479 U.S. 1039, 93 L.Ed.2d 848 ("harass" may properly be defined as conduct designed and intended to badger, disturb or pester).

2. The 2010 NAL Request is merely a platform for further violations of federal securities laws and illegal retaliation.

Violations of SOX constitute violations of federal securities laws. See Securities Exchange Act of 1934, 15 U.S.C. § 78a, Section 3(a)(47) (defining securities laws to include SOX). Most obviously, the actions to which I am referring here violated SOX Section 806 and SOX Section 1107.

SOX Section 806, codified at 18 U.S.C. § 1514A, and the regulations issued thereunder at 29 C.F.R. § 1980, in relevant part, prohibit **suspending, threatening, harassing** or **in any other manner discriminating against** any current or former employee with respect to the employee's terms, conditions, or privileges of employment because the employee provided information or caused information to be provided to (i) any person working for the employer who has the authority to investigate, discover, or terminate misconduct or (ii) a federal regulatory or law enforcement agency.

Under the current circumstances, the 2009 Proposal indisputably constituted the type of act that is protected under SOX Section 806. The 2009 Proposal brought to the attention of the Company's new general counsel, new CEO, and new board of directors the violations of securities laws and fiduciary duties that occurred under a previous CEO, general counsel, and Board.[4] The cover letter thereto, as well as the initial version of the 2009 Proposal, also highlighted the fact that the Company had failed to ever disclose any waiver or implicit waiver of the Company's ethics code, as required under Item 5.05(b) of Form 8-K and SOX Section 406.

With respect to SOX Section 1107, codified at 18 U.S.C.A. §1513(e), it is a crime to "with the intent to retaliate, take[] any action harmful to any person, including interference with the lawful employment or livelihood of any person, for providing to a law enforcement officer any truthful information relating to the commission or possible commission of any Federal offense."

In both the 2005 NAL Request and the 2010 NAL Request, the Company made false and misleading statements about me that are professionally devastating. The Company also expressly claimed that it was taking and asking the SEC to take actions against me **because** I had submitted reports to OSHA in 2005 and 2006 and I had supported those reports with submissions to the Acting Secretary of Labor and the SEC in 2008 or 2009. Those submissions, as does this submission, included truthful information that related to the commission or possible commission of federal offenses.

The Company described my purported attempts to use the 2009 Proposal to further a personal grievance or interest as follows:

[4] In the 2010 NAL Request, the Company also twice stated its belief that I "caused to be submitted" the 2005 Proposal. 2010 NAL Request at 4. The Company even went so far as to directly misrepresent that the 2005 Proposal was a "proposal submitted by [me] for the Company's 2006 Annual Meeting of Stockholders." 2010 NAL Request at 4.

> Mr. Jordan has commenced two legal proceedings against Sprint and numerous individuals associated with Sprint that relate substantially to the 2004 disclosure matters that, according to his supporting statement, justify adoption of the Proposal. [Claudia Toussaint, Tom Gerke and Gary Forsee, who are] individuals mentioned in the supporting statement (as well as Sprint) have been named as defendants in both legal proceedings and the supporting statement repeats allegations that are central to Mr. Jordan's allegations in those proceedings against Sprint and the individuals, namely, purported statements and actions regarding the Company's 2004 proxy statement.

2010 NAL Request at 2.

The Company then expressly stated its intention to—and asked the SEC to permit it to—deprive me of the right in this year and in any subsequent year to submit any shareholder proposal that relates to the issues that I reported to OSHA in 2005 or 2006 or to the Acting Secretary of Labor or the SEC in 2008 or 2009 **because** I took those actions and because I submitted the 2009 Proposal. "For the reasons set forth above, the Company believes that the Proposal is excludable ... because the Proponent is attempting to use the shareholder proposal procedure to redress his personal grievance with the Company and further his personal interest." *Id.* at 3. The Company "request[ed] the concurrence of the Staff that no enforcement will be recommended if the Company omits the Proposal from its 2010 Proxy Materials." *Id.* at 1. "In light of the ... apparent intention of Proponent to continue his attempts to advance his grievance, the Company [requests that the SEC staff] not recommend enforcement action if the Company ... exclude[s] from all future proxy materials all future proposals of the Proponent that are [] similar to the Proposal." *Id.* at 4. Thus, according to the Company, any other current or former Company employee could submit the 2009 Proposal. Only I should be barred from submitting such a proposal in this year and in any subsequent year.

In further retaliation against me, as I discussed in Section 1, above, Sprint also made demonstrably false allegations directly and indirectly about my conduct that are profoundly professionally damaging. *Id.* at 2. *See also* 2005 NAL Request, esp. at 2-3. Consequently, I respectfully submit that the false allegations made about me, as well as the disclosures in the 2005 NAL Request regarding my OSHA complaints, constitute evidence of the Company's intent to retaliate against me.

Further evidence of retaliatory intent can be found in other actions in which the Company and Mr. Scalia engaged in response to my reports to OSHA. In 2005, Mr. Scalia misrepresented that, when "on **April 25**, Sprint received notice from OSHA that Jordan had filed his SOX whistleblower complaint **[t]his was the <u>first</u> Sprint learned that Jordan had filed [his April 11, 2005 OSHA] complaint.**" Letter dated Oct. 7, 2005 from Mr. Scalia to OSHA (emphasis added).

Belying the Company's claim that it did not know until April 25, 2005, that I had filed my OSHA complaint, Mr. Scalia on behalf of the Company subsequently admitted that **at least as early as April 19, 2005** Sprint "approached the SEC and provided information regarding" the claims in my OSHA complaint to dissuade the SEC from initiating a formal investigation. Thus, the fact that by April 19 the Company's management and its Board's Audit Committee were fully committed to providing particular documentation to the SEC stands as strong evidence that the Company's officers and outside counsel had begun preparing that documentation well before April 19, 2005.

The Company, through Mr. Scalia, further admitted that it took the aforementioned actions on and before April 19 **"because Sprint ... recognized that OSHA would provide a copy of Jordan's Sarbanes-Oxley complaint to the SEC."** Thus, it is clear that Sprint officers and representatives knew or believed that I had submitted my report to OSHA on or about April 11, and that knowledge or belief galvanized them to what I believe was immediate criminal action.

As discussed above, Sprint contacted the SEC at least as early as April 19—well before April 25—and it did so **because by April 19** it knew that my OSHA complaint would be forwarded to the SEC. Moreover, it simply defies all logic to think that **at least** a full week before Sprint claimed to "learn" that I had filed my OSHA complaint, for no reason whatsoever Sprint decided to offer the SEC purportedly privilege and confidential information that could cause it irreparable harm. Clearly, initiating contact with the SEC about such a sensitive issue was no small matter, and actually providing purportedly privileged information to the SEC undeniably was even more momentous.

The false statements by Sprint, above, were accepted at face value by OSHA and figured prominently in OSHA's recommendation to dismiss my OSHA complaint. *See* OSHA Final Investigative Report (Dec. 8, 2005) at hand-numbered p. 8 ("Respondent didn't know Complainant filed a discrimination complaint prior to Complainant's resignation.")).

The misrepresentations in the Company's submissions to OSHA, as well as to the SEC in the 2005 and 2010 NAL Requests, were material. Consequently, I believe they also constituted violations of 18 U.S.C. § 1001(a) (re: <u>any</u> conduct of any person who "knowingly and willfully (1) falsifies, conceals, or covers up by any trick, scheme, or device a material fact or (2) makes any materially false, fictitious, or fraudulent statement or representation" "in any matter within the jurisdiction of the executive, legislative, or judicial branch" of the U.S. government).

I believe the foregoing also stand as evidence that Mr. Scalia's statements on behalf of Sprint constituted mail fraud and securities fraud inasmuch as they were (i) delivered by mail, (ii) made in connection with Sprint's securities, and (iii) intended to result in my being denied preliminary reinstatement and the dismissal of my OSHA complaint. *See* 18 U.S.C. 1514A(b) (preliminary reinstatement is required when OSHA finds reasonable cause to believe that a violation has occurred). See also the comments to 29 C.F.R. § 1980.105 ("the purpose of interim relief, to provide a meritorious complainant with a speedy remedy and avoid a chill on whistleblowing activity, would be frustrated if reinstatement did not become effective until after the administrative adjudication was completed"). *See* also 18 U.S.C. § 1341 and § 1348 (re: scheme or artifice to defraud (i) using the mail or (ii) in connection with securities).

3. My OSHA complaints and related proceedings serve a public interest rather than merely a personal interest.

Even if matters in the 2009 Proposal are related to matters relevant to my reports to OSHA, the Acting Secretary of Labor, and the SEC, my reports and the related proceedings serve a public interest. As the SEC made clear in the proceedings before the Administrative Review Board of the Department of Labor regarding my OSHA complaints, the SEC "has a strong interest in ensuring that issuers do not retaliate against attorney-whistleblowers who report to management evidence of material violations of securities laws." SEC Amicus Brief dated Aug. 3, 2009 at 2.

> [Regarding] the registration, disclosure and periodic-reporting obligations of public companies[, a]ttorneys employed by public companies play a significant role in assisting those companies in complying with these important obligations, which are designed to protect investors and the capital markets. As the [SEC] has observed, "[a]ttorneys [] play an important and expanding role in the internal processes and governance of issuers, ensuring compliance with applicable reporting and disclosure requirements, including requirements mandated by the federal securities laws."

Id. at 1-2 (citations omitted).

The Company, however, would stand the concept of SOX whistleblowing on its head. The whole point of SOX whistleblowing is to ensure that companies adhere to laws and SEC rules and regulations. As the SEC recognized above, that is a public rather than a personal interest. Moreover, the whistleblower protections under SOX Section 806 hardly offer any personal benefit. At most, those protections go some way toward mitigating the losses suffered. As the SEC recognized,

> A SOX whistleblower complaint is quintessentially a defensive reaction to an employer's allegedly improper adverse action .... The whistleblower action is merely the employee's response to the employer's potentially wrongful action in impairing the whistleblower's employment status. Because the issuer has already taken adverse employment action against the employee, [] the employee is attempting to allegedly restore [] the *status quo* ....

Id. at 14.

The public outcry in 2004 regarding Mr. Forsee's compensation and in 2007 and 2008 regarding Mr. Forsee's severance package, which was valued at approximately $40 million, further serve to underscore the fact that the 2009 Proposal serves a public rather than a personal interest. .

For example, shareholders have an interest in knowing why Mr. Forsee was not held to the terms of his employment agreement with respect to compliance with the Company's ethics code. Mr. Forsee was contractually obligated "to adhere **in all respects** to the Company's Principles of Business Conduct." Employment Agreement between the Company and Mr. Forsee dated as of March 19, 2003, Section 6.15(a) at p. 19 (emphasis added). Additionally, Mr. Forsee could have been terminated for cause for "the willful engaging ... in conduct that is a serious violation of the Company's Principles of Business Conduct." *Id.* at 23-24. If Mr. Forsee's employment had been terminated for cause, the Company would have avoided paying him almost all his severance package. *Id.* at 11, Section 3.05. The Company also could have terminated Mr. Forsee without any prior notice if he was being terminated for cause. *Id.* at 2, Section 1.02.

The fact that the issues addressed in the 2009 Proposal are of concern to shareholders generally is further evidenced by the fact that SEC regulations require companies to disclose the terms of their agreements with executives such as Mr. Forsee, and the Company felt it was appropriate to include among the terms of Mr. Forsee's public employment agreement multiple provisions regarding his compliance with the Company's ethics code. *See, e.g.,* Regulation S-K, Items 601 and 402.

4. The Company misrepresented that the 2009 Proposal relates to a Management function.

The Company asserted that the 2009 "Proposal is excludable .... [merely] because it relates to the terms of the Company's Code of Conduct." This could not be more obviously incorrect. Unlike the no-action letters that the Company cited in the 2010 NAL Request, the 2009 Proposal clearly does not ask the Company to include any particular terms in its Code of Conduct or even to modify its Code of Conduct in any way or to in any way modify the Company's ethics or compliance programs. *Cf.* 2010 NAL Request at 5 - 6 with Exhibit A to 2010 NAL Request and Item 406 of Regulation S-K.

The 2009 Proposal does nothing more than ask that the Company comply with the SEC rule that requires the Company to provide precisely the type of disclosure that is requested in the 2009 Proposal. In the 2010 NAL Request, the Company did not claim or otherwise indicate that the 2009 Proposal sought **anything** more than the disclosure that is **required** of the Company under Item 406 of Regulation S-K. The value of the 2009 Proposal is in apprising shareholders of this requirement and, in the supporting statement, in informing them of the need for such disclosure by the Company.

The Company also claimed that compliance with the 2009 Proposal would "require an investigation ... that would be focused on individual actions of certain of the Company's officers in carrying out their management functions, and would require a case-by-case analysis to determine whether such individuals violated any applicable laws." 2010 NAL Request at 6. This objection to the 2009 Proposal is particularly peculiar in light of the fact that such analysis is precisely what is required of the Company under Item 406(b) of Regulation S-K and Item 5.05(b) of Form 8-K (regarding disclosures of waivers, including implicit waivers, of the Company's ethics code), as well as New York Stock Exchange Rule 303A.10. Thus, this objection to the 2009 Proposal amounts to nothing more than an objection to those SEC and NYSE requirements. In addition, the Company's objection amounts to nothing less than an astonishing admission that the Company is not fulfilling its obligations under those SEC and NYSE requirements.

I respectfully submit that the foregoing shows that the Company has failed to establish that the 2009 Proposal relates to a management function that would justify its exclusion from the 2010 Proxy Statement.

5. The Company has misrepresented that it has substantially implemented the 2009 Proposal.

The Company's argument with respect to substantial implementation is based entirely the fact that it made belated disclosure in 2005 of executive officers' relocation benefits in 2003. That argument entirely failed to address any retaliation or the related disclosure violations, e.g., false CEO certifications in 2005 and 2006. The Company also failed to argue, much less establish, that it had complied in any respect with the 2009 Proposal or with Item 406(a) of Regulation S-K, which was required by SOX Section 406.

Furthermore, as analyzed above, the 2010 NAL Request, itself, stands as evidence that the Company has not substantially implemented the 2009 Proposal. Even with a new general counsel, a new ethics program, a new CEO, and a new Board in place, the Company is attempting to perpetrate a fraud on the SEC and engage in other violations of law despite the provisions in its ethics code. Moreover, despite the requirements of Item 5.05 of Form 8-K and NYSE Rule 303A.10, and despite the Company's repeated assurances to shareholders and investors that a notice of **any** waiver of the ethics code for **any** executive officer would be posted on the Company's website, I have been unable to identify any instance since 2004 in which the Company disclosed any material modification or waiver of a violation of its ethics code by an executive officer or Board member. *Cf.* Company representations regarding disclosures of amendments or waivers of ethics code violations in each annual report filed on Form 10-K starting in 2004.

Certainly in 2005, every time that Mr. Gerke, Mr. Forsee, or Ms. Toussaint took any action against me, it was in retaliation for my addressing past or pending violations of SEC rules or regulations, federal securities laws, and the Company's ethics code. Moreover, each failure by Mr. Gerke or Mr. Forsee from February through April 2005 to provide the information that I requested pertaining to any such retaliation or other violations was a further violation of the Company's ethics code.

The Company's use of the 2005 NAL Request and 2010 NAL Request to publish false and misleading statements about me that are profoundly professionally damaging constitute further retaliation that is a violation of the Company's ethics code. These actions were taken in December 2005 despite the fact that the general counsel, the corporate secretary, the vice president responsible for legal compliance, and several Board members had been replaced. In 2010, those actions took place again, despite the fact that yet again the general counsel, the corporate secretary, and the vice president responsible for legal compliance, as well as additional Board members had been replaced.

I respectfully submit that the foregoing shows that the Company has failed to establish that the 2009 Proposal has been substantially implemented.

For the reasons set forth above, I respectfully submit that the SEC staff should deny the Company's request that the SEC staff "confirm that it will not recommend any enforcement action if the Company excludes the Proposal from the 2010 Proxy Materials." I further respectfully request that the SEC staff take any further actions that are appropriate in light of the information and analysis that have been provided above.

If you have any questions with respect to any of the matters addressed above, I respectfully request that you please contact me by e-mail because I will be traveling.

Sincerely,

cc: Charles Wunsch, General Counsel, Sprint Nextel Corp
Eugene Scalia, who represents Ms. Toussaint, Mr. Gerke, Mr. Forsee, and Mr. Kennedy, in addition to Sprint Nextel Corp.

Jack Jordan

FISMA & OMB Memorandum M-07-16

January 12, 2010

Via email to shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Sprint Nextel Corporation No-Action Letter Request Dated January 4, 2010 (the "NAL Request") Regarding Shareholder Proposal Submitted by Jack Jordan

Dear Sir or Madam:

I am writing to inform you that I intend to respond to the NAL Request and to respectfully request that you not rule on the NAL Request until after you have received my response.

Please note that my response to the NAL Request was delayed somewhat by the fact that, disregarding the guidance in Staff Legal Bulletin 14D, Sprint Nextel chose to delay my receipt of the NAL Request by sending it to me by regular mail, rather than by emailing it to me, and by waiting to do so until the day after it had submitted the NAL Request to you. Consequently, I will submit my response to the NAL Request within approximately the next week.

If you have any questions or comments regarding my response, please do not hesitate to contact me at the email address or the telephone number provided above.

Thank you.

Sincerely,



cc: Charles Wunsch, General Counsel, Sprint Nextel Corp.



Sprint Nextel
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, Kansas 66251
Office: (913) 794-1513 Fax: (913) 523-9797

Timothy P. O'Grady
Vice President
Securities & Governance

January 4, 2009

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Sprint Nextel Corporation 2010 Annual Meeting
Shareholder Proposal of Jack Jordan

Ladies and Gentlemen:

This letter is submitted on behalf of Sprint Nextel Corporation, a Kansas corporation (the "Company" or "Sprint Nextel"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Sprint Nextel has received a shareholder proposal and supporting statement (the "Proposal") from Jack Jordan (the "Proponent") for inclusion in the proxy materials to be distributed by Sprint Nextel in connection with its 2010 annual meeting of shareholders (the "2010 Proxy Materials"). The Proposal requests that the Company's Board of Directors "explain in its next annual report why it has failed to adopt an ethics code that is reasonably designed to deter wrongdoing by its CEO and to promote" certain specified actions. A copy of the Proposal is attached as *Exhibit A*. For the reasons stated below, the Company intends to omit the Proposal from its 2010 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") in lieu of mailing paper copies. We are also sending a copy of this letter to the Proponent as notice of Sprint Nextel's intent to omit the Proposal from its 2010 Proxy Materials.

It is the Company's position that the Proposal may be omitted from its 2010 Proxy Materials based on the following Exchange Act rules: 14a-8(i)(4) - Personal Grievance, Special Interest; 14a-8(i)(7) - Management Functions; and 14a-8(i)(10) - Substantially Implemented. We hereby respectfully request the concurrence of the Staff that no enforcement will be recommended if the Company omits the Proposal from its 2010 Proxy Materials.

1. Rule 14a-8(i)(4) - Personal Grievance; Special Interest

A. Discussion

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Staff has stated that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns (Exchange Act Release No. 19135, October 14, 1982). The predecessor Rule 14a-8(c)(4) was designed to prevent shareholders from abusing the shareholder proposal process to achieve personal ends not necessarily in the common interest of other shareholders. *See* Exchange Act Release No. 20091 (August 16, 1983).

The Proponent is a former employee of the Company. The Company believes that the Proponent is attempting to use the shareholder proposal process in an effort to redress his personal grievance with the Company and to further his own personal interests.

Mr. Jordan worked for the Company from 2003 until April 2005. In December 2004 he began expressing dissatisfaction with his supervisor, the performance evaluation he had received for the prior year, and his workload. He also requested to review background information relating to his performance evaluation. After he did not receive the assurances and information he sought on these employment matters, Mr. Jordan began elevating concerns with aspects of the Company's 2004 proxy statement, among other things, including aspects addressed in the Proposal at issue. Repeatedly, Mr. Jordan raised issues associated with the proxy statement in conjunction with the assurances he sought regarding his employment concerns. Indeed, documents discovered on Mr. Jordan's laptop computer after his departure show that he was prepared to cease pursuing his concerns with the 2004 proxy statement if the Company made certain financial concessions regarding his employment circumstances. After a series of meetings regarding these matters in early 2005, Mr. Jordan took paid leave, initially at his request. The paid leave was then extended by the Company, and in April 2005, Mr. Jordan resigned.

Mr. Jordan has commenced two legal proceeding against Sprint and numerous individuals associated with Sprint that relate substantially to the 2004 disclosure matters that, according to his supporting statement, justify adoption of the Proposal. All three of the individuals mentioned in the supporting statement (as well as Sprint) have been named as defendants in both legal proceedings that Jordan has commenced, and the supporting statement repeats allegations that are central to Mr. Jordan's allegations in those proceedings against Sprint and the individuals, namely, purported statements and actions regarding the Company's 2004 proxy statement.

Mr. Jordan's submission of the Proposal coincides with a recent appellate decision in one of his cases which is expected to cause a resumption of legal proceedings before the administrative law judge. Mr. Jordan—through his wife—submitted a similar proposal when legal proceedings were in a similar posture in 2005. On February 15, 2006, the Staff granted the Company's request to omit that earlier proposal from its proxy materials on the basis of Rule 14a-8(i)(7). The Company believes that all claims that have been brought and threatened by Mr. Jordan are entirely without merit.

In response to the concerns Mr. Jordan had expressed regarding the 2004 proxy statement, independent outside counsel was engaged to perform a full investigation of Mr. Jordan's allegations. In March 2005, such independent outside counsel issued a report of its investigation. The report recommended that additional disclosure regarding those benefits was appropriate in order to comply with the technical requirements of the federal securities laws. Mr. Jordan was promptly advised in writing of the conclusions contained in the report and the Company's intended remedial actions. As indicated in the Proposal, the Company included additional disclosure in its 2005 proxy statement of certain relocation benefits received in 2003 by certain of the Company's executive officers.

The Staff has long articulated the view that Rule 14a-8 may not be misused by disgruntled former employees to redress their personal grievances or address their personal interests. In the Staff's letter to *International Business Machines Corporation*, dated February 5, 1980, the Staff stated as follows:

> After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon Rule 14a-8(c)(4) [the predecessor to Rule 14a-8(i)(4)]. In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company.

See also Medical Information Technology, Inc. (March 3, 2009) (proposal requesting that the company comply with government regulations that require businesses to treat all shareholders the same excludable as a personal grievance when brought by a former employee of the company who was involved in an ongoing lawsuit against the company regarding claims that the company had undervalued its stock); *General Electric Co. (February 2, 2005)* (proposal requesting GE's chief executive officer address certain matters excludable as a personal grievance when submitted by an employee who brought and lost a discrimination claim); *Phillips Petroleum Corp. (March 12, 2001)* (proposal requesting that the company make certain disclosures to shareholders excludable as a personal grievance when submitted by a discharged employee who was seeking "to settle the accounts" with the company relating to the termination of his employment); *Station Casinos, Inc. (October 15, 1997)* (proposal to maintain liability insurance excludable as a personal grievance when submitted by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); *International Business Machines (January 31, 1995)* (proposal to institute an arbitration mechanism to settle customer complaints excludable when submitted by a customer who had an ongoing complaint against the company in connection with the purchase of a software product); *Lee Data Corporation (May 11, 1990)* (proposal to investigate and prepare a report on alleged management misconduct excludable because there was a relationship between the proposal and the proponent's claim against the company in separate legal actions).

The Company believes that a similar conclusion is warranted in this case because the Company believes that the Proponent has submitted the Proposal, once again, to further his objectives in connection with his ongoing dispute with the Company. Specifically, the Proponent's statement in support of the Proposal repeats allegations made against the Company and three individuals in ongoing litigation. As the Staff has previously indicated, the purpose of the shareholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." *See Exchange Act Release No. 3638 (January 3, 1945).* Rule 14a-8(i)(4) is designed to allow registrants to exclude proposals that involve disputes that are not of interest to shareholders in general, "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." *See Exchange Act Release No. 12999 (November 22, 1976).* The Staff has further stated that such "use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." *See Exchange Act Release No. 19135 (October 14, 1982).*

For the reasons set forth above, the Company believes that the Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proponent is attempting to use the shareholder proposal procedure to redress his personal grievance with the Company and further his personal interest.

B. Request for Future No-Action Relief

We also ask that the Staff further state that such no-action relief shall apply to any future submissions to the Company of the same or a similar proposal by the Proponent (or his spouse), and that this letter be deemed to satisfy the Company's future obligations under Rule 14a-8 with respect to the same or similar proposals submitted by the Proponent. The Staff has permitted companies to apply no-action responses to any future submissions of a same or similar proposal by a proponent where a proponent has a long-standing history of confrontation with a company, and that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g., SLB 14* ("In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance."). *See also General Electric Co. (December 20, 2007); General Electric Co. (January 12, 2007)* (discussed above); *Cabot Corporation (November 4, 1994); Texaco, Inc. (February 15, 1994); General Electric Co. (January 25, 1994).*

As noted above, the Proposal represents the second stockholder proposal that the Proponent has caused to be submitted to the Company and the latest in a series of actions that the Proponent has taken over the last five years to pursue his claims against the Company. *See Sprint Nextel Corp. (Maria Jordan)* (February 15, 2006) (concurring in the exclusion of the Proponent's proposal under Rule 14a-8(i)(7) where the proposal requested, among other things, that the Company issue a report evaluating the actions of the Company in connection with the disclosure in the proxy statements for the Company's 2004 and 2005 annual meetings). Thus, it is apparent that the Proponent continues to pursue his personal grievances with the Company. The Proposal involves a topic similar to those addressed in the proposal submitted by the Proponent for the Company's 2006 Annual Meeting of Stockholders, for which the Company requested, and was granted, no-action relief under Rule 14a-8(i)(7). *See id.*

In light of the no-action letter precedent, the fact that the Proponent caused to be submitted a similar proposal in 2006 and the apparent intention of Proponent to continue his attempts to advance his grievance, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action if the Company relies on Rule 14a-8(i)(4) to exclude from all future proxy materials all future proposals of the Proponent that are identical to or similar to the Proposal.

2. Rule 14a-8(i)(7) - Management Functions

The Proposal also may be omitted from the 2010 Proxy Materials on the basis of Rule 14a-8(i)(7), which permits the exclusion of shareholder proposals that address matters relating to a company's "ordinary business operations."

Under Rule 14a-8(i)(7), a registrant may properly exclude a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the conduct of the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *SEC Release No. 34- 40018 (May 21, 1998).* This policy, the Staff stated, rests on two central considerations. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the Proposal seeks to 'micro-manage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In this case, both considerations support the Company's request that the Staff concur with exclusion of the Proposal.

The Proposal requests that the Board of Directors explain to shareholders "why the Company has [allegedly] failed to adopt a code of ethics that is reasonably designed to deter wrongdoing by its CEO and to promote" among other things "[f]ull, fair, accurate, timely, and understandable disclosure in reports and documents filed with, or submitted to, the SEC" and "[c]ompliance with securities laws, and SEC rules and regulations." In *SEC Release No. 34-20091 (August 16, 1983)*, the Staff stated that it will review shareholder proposals requesting a report from the registrant to see "whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable." *Id.*

A. The Proposal relates to the terms of the Company's Code of Conduct.

The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the terms of the Company's Code of Conduct. The Staff has long recognized that shareholder proposals concerning the terms of company ethical standards and codes of conduct implicate a company's ordinary business operations and thus are excludable under Rule 14a-8(i)(7). For example, in *Williams Co. (February 6, 2008)* the SEC staff concurred with exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the board adopt a policy addressing conflicts of interest involving board members with health industry affiliations, including conflicts associated with company involvement in public policy issues related to these affiliations. The Staff noted that the proposal was excludable because it concerned the "terms of [the company's] conflicts of interest policy." *See also American Express Company (January 22, 2009)* (proposal that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" excludable as relating to the company's ordinary business operations (i.e., terms of its code of conduct)); *Costco Wholesale Corp. (December 11, 2003)* (proposal requesting the board to develop "a thorough Code of Ethics that would also address issues of bribery and corruption" excludable because it concerned "terms of [the company's] code of ethics); *AMOCO Corporation (February 10, 1998)* (proposal requesting revisions to the company's code of ethics excludable because it related to " the terms of its corporate code of ethics"). The Staff also has interpreted Rule 14a-8(i)(7) to permit the exclusion of shareholder proposals that relate more generally to ethical conduct. For example, in *Verizon Communications Inc. (December 17, 2008)*, the Staff permitted the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting the formation of a Corporate Responsibility Committee to monitor the extent to which Verizon abides by its claims pertaining to integrity, trustworthiness and reliability. The Staff indicated that the proposal related to Verizon's ordinary business operations – specifically, "general adherence to ethical business practices."

The Staff's position that shareholder proposals like the Proposal are excludable is long-standing. For example, in *McDonald's Corporation (March 19, 1990)*, the Staff concurred with the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal to adopt and implement a "code of business conduct" to establish policies and "ethical" guidelines to address the conduct of the company's management and employees as well as the company's relationship with its customers, franchisees, shareholders and other constituencies. In the Staff's response, the Staff noted that proposals directed at "the content and the implementation of standards [relating to] the conduct of the Company's management . . . involve decisions dealing with the Company's business operations as illustrated by the Company's existing policies with respect to the conduct of directors and officers."

The Proposal concerns the terms of the Company's Code of Conduct because it seeks a report from the Board of Directors regarding "why it has failed to adopt an ethics code that is reasonably designed to deter wrongdoing by its CEO." Moreover, the Proposal asks why, in the Proponent's words, the Board has not adopted a Code that "promote[s]" four specified actions: "Honest and ethical conduct, including the ethical handling of conflicts of interest between personal and professional relationships; Full, fair, accurate, timely, and understandable disclosure in reports and documents filed with, or submitted to, the SEC; Compliance with securities laws, and SEC rules and regulations; and Accountability for adherence to the ethics code." The Company's Code of Conduct applies to all employees (including the Company's Chief Executive Officer). Thus, as with the shareholder proposals at issue in the precedent discussed above, the Proposal concerns the Company's ordinary business operations because the decision-making regarding the terms of and amendments to the Company's Code of Conduct relate to management's day-to-day operations. Moreover, the Proposal seeks to interfere with the Company's activities in managing conflicts of interests. The Board's oversight of ethical conduct – including the matters specified in the Proposal such as compliance with the federal securities laws – is a complex process that shareholders, "as a group, [are] not . . . in a position to make an informed judgment" about. *SEC Release No. 34- 40018 (May 21, 1998).* Accordingly, the Proposal implicates the Company's ordinary business operations and is excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal relates to the Company's legal compliance program.

The Proposal also is excludable under Rule 14a-8(i)(7) because it relates to the Company's general legal compliance program, including the Company's "[c]ompliance with securities laws, and SEC rules and regulations." A company's compliance with applicable laws is a matter of ordinary business, and the Company's board of directors is better equipped than the shareholders to evaluate the need for the Company to investigate its management's compliance with its code of ethics. In a long line of no-action letters, the Staff has consistently declined to recommend enforcement action against companies that omitted shareholder proposals requesting that the board of directors undertake actions to ensure compliance with laws related to ordinary business operations. For instance, in *Monsanto Company (November 3, 2005)*, the shareholder proposal called for the board of directors to create an ethics oversight committee of independent directors for the purpose of monitoring the company's domestic and international business practices to ensure compliance with the company's code of business conduct and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act. The Staff in *Monsanto* granted the company no-action relief in omitting the proposal from its proxy statement under the ordinary business exception "(*i.e.*, general conduct of a legal compliance program)."

See also FedEx Corporation (July 14, 2009) (proposal requested the board to establish an independent committee to prepare a report that discusses the compliance of the company and its contractors with state and federal laws governing proper classification of employees and independent contractors); *Lowe's Companies, Inc. (March 12, 2008)* (same); *Verizon Communications (January 7, 2008)* (proposal requested, among other things, a report on Verizon's policies for preventing and handling illegal trespassing incidents); *Hudson United Bancorp (January 24, 2003)* (proposal requested the board of directors to appoint an independent shareholders' committee to investigate possible corporate misconduct); *Allstate Corp. (February 16, 1999)* (proposal would require establishing an independent shareholder committee to investigate and prepare a report on whether there has been illegal activity by the company); *Citicorp (January 9, 1998)* (proposal requested the board of directors to form an independent committee of outside directors of the company to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts); *Humana Inc. (February 25, 1998)* (proposal urged the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program); *Crown Central Petroleum Corp. (February 19, 1997)* (proposal requested that the board investigate whether the company and its franchisees are in compliance with applicable laws regarding sales of cigarettes to minors); *Lockheed Martin Corp. (January 29, 1997)* (proposal requested the audit and ethics committee to evaluate whether the company has a legal compliance program that is adequate to prevent and respond to violations of law, particularly with respect to laws and regulations that concern conflicts of interest and hiring of former government officials and employees, and to prepare a report on its findings); *Xerox Corp. (February 29, 1996)* (proposal requested the board of directors to appoint a committee to review and report on the company's adherence to human rights and environmental standards with respect to its overseas business); *AT&T (January 16, 1996)* (proposal requested the board of directors to initiate a review of the company's maquiladora operations, including the adequacy of wage levels and environmental standards and practices, and to make the summary report available to shareholders); *Newport Pharmaceuticals International, Inc. (August 10, 1984)* (proposal recommended that the board of directors appoint an independent special committee to investigate violations of laws by officers and directors, misuse of corporate funds, compensation to key executive officers, etc.).

A company's ability to decide on the need to conduct internal investigations relating to a company's ordinary business matters is also part of a company's day-to-day functions. Too much shareholder oversight in this area would create disruptions in the company's ability to conduct its business operations. The Staff has in the past agreed that deciding on the need to investigate certain matters falls in the area of ordinary business. The Staff in its response in *Potomac Electric Power Co. (March 3, 1992)* stated that "questions as to which, if any, matters involving the Company's operations should be investigated and what means should be used to do so appear to involve ordinary business operations." *See also Southern Co. (Brown) (March 13, 1990)* (shareholder proposal urged the company to hire an unbiased outside agency to review each allegation of past unethical activities and prepare a report for review by stockholders). Moreover, the evaluation of the conduct of a company's management relates to a company's ordinary business operations. *See UAL, Inc. (March 3, 1986)* (three interrelated proposals requested the Board to provide detailed reports on various matters relating to the company's business, including a report on management's conduct during pre-strike negotiations with its pilots).

The Proposal would require an investigation to explain "why [the Company] has failed to adopt a code of ethics that is reasonably designed to deter wrongdoing by its CEO," would be focused on individual actions of certain of the Company's officers in carrying out their management functions, and would require a case-by-case analysis to determine whether such individuals violated any applicable laws.

Such an investigation into actions by certain members of management relate to the Company's ordinary business operations.

Based upon the precedent of the Staff's no action letters set forth above and the facts provided by the Company in this letter, we respectfully request that the Proposal may be excluded from the Company's 2010 Proxy Materials in accordance with Rule 14a-8(i)(7).

3. Rule 14a-8(i)(10) - Substantially Implemented

The Proposal also is excludable from the 2010 Proxy Materials on the basis of Rule 14a-8(i)(10), which permits a company to omit a proposal from its proxy materials when it "has already been substantially implemented."

The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has implemented the essential objective of the proposal. *See Xcel Energy, Inc. (February 17, 2004); PPG Industries, Inc. (January 19, 2004); and Telular Corp. (December 5, 2003).* In addition, when a company can demonstrate that it has already adopted policies or taken actions to address a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See Nordstrom Inc. (February 8, 1995).*

The Company believes that the Proposal is excludable under Rule 14a-8(i)(10) because the Proposal requests the Company to explain why it "failed to adopt a code of ethics that is reasonably designed to deter wrongdoing by its CEO" in connection with the inadvertent omission of certain disclosures from its 2004 proxy materials. As discussed above, independent outside counsel was engaged promptly when Mr. Jordan's complaints first included references to the 2004 proxy statement. The independent outside counsel conducted a thorough evaluation of the issues in question and prepared a report. Acting on the advice of such report, the Company included additional disclosure in its 2005 proxy statement, as the Proponent acknowledges, of certain relocation benefits received in 2003 by certain of the Company's executive officers, which is the basis of the Proposal

Accordingly, the Company believes that the Proposal is excludable from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

4. Conclusion

Based upon the foregoing, we respectfully request the Staff to confirm that it will not recommend any enforcement action if the Company excludes the Proposal from the 2010 Proxy Materials in reliance on Rule 14a-8(i)(4), Rule 14a-8(i)(7) and/or Rule 14a-8(i)(10).

If you have any questions with respect to this matter, please telephone me at (913) 794-1513 or you may contact Stefan Schnopp at (913) 794-1427 or email him at Stefan.Schnopp@sprint.com.

Very truly yours,



Timothy O'Grady
Vice President – Securities & Governance

Attachment

Exhibit A

Copy of Proposal Attached

RESOLVED: That the shareholders of Sprint Nextel hereby request that the board of directors cause the Company to explain in its next annual report why it has failed to adopt an ethics code that is reasonably designed to deter wrongdoing by its CEO and to promote the following by its CEO:

- Honest and ethical conduct, including the ethical handling of conflicts of interest between personal and professional relationships;
- Full, fair, accurate, timely, and understandable disclosure in reports and documents filed with, or submitted to, the SEC;
- Compliance with securities laws, and SEC rules and regulations; and
- Accountability for adherence to the ethics code.

Stockholder's Statement in Support of the Proposal

According to SEC rules issued under Sarbanes-Oxley Act Section 406, Sprint Nextel is required to provide the requested explanation and to disclose any waiver that is granted to its CEO for those provisions of its ethics code. However, the Company has failed to fulfill those obligations for years, as the following example illustrates.

SEC rules required Sprint to disclose in 2004 any transaction for more than $60,000 that any executive officer entered into with Sprint in 2003. In 2003, Sprint purchased the former home of Gary Forsee, then Sprint's new CEO, for $2,920,000 and purchased the former home of Mr. Forsee's new Chief Staff Officer for $1,150,000. In the midst of the outcry over Mr. Forsee's other compensation and benefits, Sprint failed to disclose those sizeable transactions. Instead, Sprint claimed that Mr. Forsee's 2003 relocation benefits totaled only $93,349. Sprint also failed to disclose transactions with two other executive officers.

In a letter to the SEC, Sprint Nextel claimed that the failure to disclose those transactions was merely an "inadvertent omission." That was an outright falsehood. However, that statement does show that the CEO, the General Counsel, and the Corporate Secretary were not held accountable for deliberately failing to make the required disclosures in 2004.

The need to disclose those transactions was raised repeatedly with Sprint's then Corporate Secretary, Claudia Toussaint. Initially Ms. Toussaint exclaimed, "Oh my God. This is the kind of thing that gets corporate secretaries fired." Then Ms. Toussaint and Sprint's General Counsel, Tom Gerke, attempted to find a way to avoid those disclosures. Thus, the failures in 2004 to disclose those transactions were hardly inadvertent.

Mr. Forsee signed false certifications attached to multiple annual reports misrepresenting essentially that (1) the description of his and other executive officers' transactions with the Company and the descriptions of the Company's policy regarding waivers of its ethics code did not contain any untrue statement of a material fact or omit to state a material fact necessary to make those descriptions not misleading and (2) each annual report <u>fully</u> complied with <u>all</u> SEC requirements, including those mentioned above. Mr. Forsee and Mr. Gerke also violated the ethics code by obstructing an investigation of these matters.

Stockholders have an interest in knowing why the Company has failed to adopt an adequate ethics code. If you agree, please vote FOR this stockholder proposal.